SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                     FORM 10

                             -----------------------

             GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO
                           SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              WILLCOX & GIBBS, INC.
               (Exact name of registrant as specified in charter)

                 DELAWARE                               22-3308457
         (State of Incorporation)          (I.R.S. Employer Identification No.)

  12 Bank Street, Suite 101, Summit, New Jersey            07901
 (Address of principal executive offices)               (Zip Code)

                                  908-918-0110
              (Registrant's telephone number, including area code)

        Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                Name of each exchange on which
          TO BE SO REGISTERED                EACH CLASS IS TO BE REGISTERED


                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                 Class A Common Stock, par value $.001 per share

ITEM 1.     BUSINESS

OVERVIEW

            Willcox & Gibbs,  Inc.  ("Willcox  & Gibbs" or the  "Company")  is a
holding company engaged through its subsidiaries in the distribution of replacement parts, supplies and ancillary equipment to apparel manufacturers, decorated products manufacturers and other sewn products industries. The Company currently operates through several principal business units: its Sunbrand division ("Sunbrand"), which is a distributor of replacement parts, supplies and ancillary equipment to manufacturers of apparel and other sewn products, its Macpherson Meistergram Inc. ("Macpherson") and Clinton Machine and Supply Co. ("Clinton") subsidiaries, which are distributors of replacement parts, supplies and ancillary equipment to manufacturers of decorated products, and its Leadtec Systems, Inc. ("Leadtec") subsidiary, which develops and supplies computer-based production planning and control systems for the apparel industry. In addition, the Company's Emtex Leasing Corporation ("Emtex") subsidiary provides lease financing for equipment and software sold by the Company's businesses and embroidery equipment formerly sold by Macpherson. Sunbrand, the Company's largest business unit, provides distribution, administrative services, accounting and collection functions for Macpherson and Clinton.

            The Company believes that it is one of the largest independent distributors in North America of replacement parts, supplies and ancillary equipment to manufacturers of apparel, decorated products and other sewn products, offering a broad product line of over 200,000 items. These products include: (1) industrial sewing equipment parts, such as needles, hooks, motors, tools and other accessories, and ancillary equipment, (2) decorated products parts and supplies, such as parts for embroidery and screen printing equipment, accessories, supplies and inks, and (3) ancillary equipment, including production planning and control systems. The Company believes that its broad product line gives it the advantage of being the apparel and sewn products industries' leading one-stop shop.

            Manufacturers of apparel, decorated products and other sewn products generally utilize a variety of modern equipment and supplies in their production processes. Although there have been advances in the speed of equipment and automation of manufacturing methods, the basic sewing process has changed very little since the first sewing machines were introduced over 125 years ago. Accordingly, the basic design of sewing equipment and replacement parts and supplies used with respect to such equipment has remained stable for many years, and new generations of sewing equipment have frequently utilized many parts designed for prior generations. In addition, since numerous manufacturers of sewn products do not regularly replace major equipment upon the introduction of new models, substantial numbers of older machines typically continue to be used for many years after the production of more advanced units.

            The improvements in speed of equipment and the trend toward automation in apparel, decorated products and sewn products manufacturing have increased the demand for replacement parts and supplies by manufacturers, since high speed production increases the wear and tear on equipment. In addition, automation results in the utilization of other equipment, such as cutting and finishing devices, that must be maintained. As a result of the large number of differing replacement parts and supplies utilized by apparel, decorated products and sewn products manufacturers and the relatively small quantity of many items required at varying times, such manufacturers generally prefer to obtain replacement parts and supplies from dealers that stock a wide range of products and offer prompt delivery. In addition, manufacturers of such replacement parts, supplies and ancillary equipment often prefer to sell such products through distributors who can provide wide market coverage, assume credit risk and stock inventory, thereby limiting the manufacturers' costs of marketing and distribution.

            The replacement parts distribution business involves both "genuine" and "generic" parts. "Genuine" parts are replacement parts manufactured by the original equipment manufacturer. "Generic" parts are non-branded replacement parts manufactured by someone other than the original equipment manufacturer.

CHAPTER 11 BANKRUPTCY REORGANIZATION

            As a result of the decline in the Company's results of operations in
1998, the Company was unable to make the interest payment on its 12 1/4% Senior Notes due 2003 (the "Senior Notes") scheduled for December 15, 1998. On April 20, 1999, the Company and twelve of its direct and indirect subsidiaries (collectively, the "Debtors"), WG Apparel, Inc. ("WG Apparel"), Leadtec, J&E Sewing Supplies, Inc., W&G Daon, Inc., Clinton Management Corp., Clinton Machinery Corporation, Clinton Leasing Corp., Clinton Equipment Corp., Macpherson Meistergram, Inc., Geoffrey E. Macpherson Canada, Inc., Emtex Leasing Corporation and Paradise Color Incorporated, each filed voluntary petitions for protection and reorganization under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States District Court for the District of Delaware (the "Bankruptcy Court").

            On May 1, 2000 (the "Effective Date"), the Company's plan of reorganization (the "Plan") under Chapter 11 of the Bankruptcy Code became effective. Pursuant to the Plan, the Senior Notes were canceled and each holder thereof became entitled to receive a PRO RATA share, together with general unsecured creditors that elected to receive a stock distribution of 4.75 million shares of Class A Common Stock of the Company, less the common stock for conversion of Trade Claim Notes, as defined below. The 4.75 million shares to be distributed under the Plan represented, as of the Effective Date, 95% of the Common Stock of the Company.

            The holders of general unsecured claims against the Company and the other debtors were entitled under the Plan to elect to receive either a Cash Distribution of 25% of such holder's allowed claim, but not more than $3,000, or a Stock Distribution, as described above.

            The holders of general unsecured claims that were "Trade Creditors" under the Plan and that agreed to extend "Post-Confirmation Unsecured Credit" (as defined in the Plan), which was accepted by the Company, became entitled under the Plan to receive Trade Claim Notes. These Notes equaled 100% of the allowed trade claim of such Trade Creditor, payable in equal annual installments over seven years. Under certain circumstances, the unpaid amount of a Note may be converted into the number of shares of Class A Common Stock that would have been distributed to such Trade Creditor had such amount been treated as an allowed general unsecured claim electing a Stock Distribution.

            The existing common stock of the Company outstanding immediately prior to the effectiveness of the Plan (the "Old Common Stock") was canceled under the Plan, and each holder of Old Common Stock became entitled to receive a PRO RATA distribution of : (i) 250,000 shares of Class B Common Stock of the Company; (ii) the Series A Warrants; (iii) the Series B Warrants; and (iv) the Series C Warrants.

            The 250,000 shares of Class B Common Stock represented, as of the Effective Date, 5% of the common stock of the Company. The Series A, B and C Warrants are for the purchase of a total of 1,170,253 additional shares of Class B Common Stock of the Company, exercisable at a purchase price of $.01 per share. None of the Warrants may be exercised until the next business day after the second anniversary of the Effective Date, unless there has been a "Change in Control" (as defined in the Plan).

            The Series A Warrants for 363,081 of the shares of Class B Common Stock are exercisable if (a) the average daily closing price per share of the Class A Common Stock over a 20 day trading period equals or exceeds $4.00; or
(b) there is a Change in Control before the Warrants expire. These Warrants expire on the next business day after the fifth anniversary of the Effective Date.

            The Series B Warrants for 389,446 of the shares of Class B Common Stock are exercisable if (a) the average daily closing price per share of the Class A Common Stock over a 20 day trading period equals or exceeds $5.00; or
(b) there is a Change in Control before the Warrants expire. These Warrants expire on the next business day after the sixth anniversary of the Effective Date.

            The Series C Warrants for 417,726 of the shares of Class B Common Stock are exercisable if (a) the average daily closing price per share of the Class A Common Stock over a 20 day trading period equals or exceeds $6.00; or
(b) there is a Change in Control before the Warrants expire. These Warrants expire on the next business day after the seventh anniversary of the Effective Date.

            Notwithstanding the terms and conditions to the exercise of the Warrants set forth above, the board of directors of the Company, at any time, may provide for exercise of the Warrants on terms and conditions that are, in every material respect, more favorable to the holders of the Warrants.

            Any or all of the Class B Common Stock may be converted to Class A Common Stock on a share by share basis, at the election of the Holder of the Class B Common Stock to be converted.

            Pursuant to the Plan, after the Effective Date, and for a term of two years, the board of directors of the Company will be comprised of five members: (i) two members designated by the Unsecured Creditors Committee in the reorganization case; (ii) one member designated by the Company; and (iii) two "independent" members unaffiliated with the Company, holders of Senior Notes or holders of Old Common Stock, with one "independent" member designated by the Committee, and one "independent" member designated by the Company. After the first two year term, all members of the board of directors will be elected annually by the holders of Class A Common Stock and the holders of Class B Common Stock, voting as one class.

            As of the Effective Date under the Plan, the Company adopted a Shareholders Rights Plan intended to prevent anyone from acquiring 20% or more of the outstanding Company Common Stock. The rights provided in the Shareholders Rights Plan may be redeemed only by an affirmative vote of a majority of the board of directors of the Company. The rights will exclude, for a period of six months after the Effective Date, any transfer by any entity who, on the Effective Date, was granted more than 20% of the Company Common Stock to any entity who, on the Effective Date, was also granted Company Common Stock. The rights will be automatically redeemed on the next business day after the tenth anniversary of the Effective Date.

            During the Company's Chapter 11 case or shortly thereafter, the Company downsized its operations to focus on its core businesses. This program involved the following:

         o Sale of substantially all of the assets of the Unity Sewing Supply Co. division ("Unity"), which was a wholesale distributor to dealers of replacement parts and supplies for use by the apparel and other sewn products industry.

         o Sale of substantially all of the assets of Willcox & Gibbs, Ltd. ("W&G, Ltd."), which was a distributor to manufacturers and dealers in the United Kingdom and Europe of replacement parts and supplies for use by the apparel and other sewn products industry.

         o Clinton substantially reduced its marketing area and focused its operations on the sale of screen printing parts, supplies and inks and ancillary equipment for the decorated apparel industry.

         o Macpherson sold its Canadian operations and its U.S. embroidery machine distribution business and focused its operations on the sale of parts, supplies and ancillary equipment to the embroidery and other decorated apparel, textile and home furnishing industries.

ACQUISITIONS

            Willcox & Gibbs was organized as a Delaware corporation in 1994 by members of the Company's current management and certain other investors to acquire the sewn products replacement parts, supply and ancillary equipment distribution businesses of the Company's predecessor, currently known as Rexel, Inc. (the "Company's Predecessor"), which occurred in a management buyout on July 13, 1994 (the "Management Buyout"). Pursuant to the Management Buyout, the Company, through its wholly owned subsidiary, WG Apparel, acquired the assets of Sunbrand and Unity, as well as the stock of Leadtec and W&G, Ltd., and certain other assets in exchange for $41.0 million in cash, $3.0 million principal amount of subordinated debt and a warrant to purchase 122,970 shares of Common Stock of the Company. The cash portion of such purchase price was funded through approximately $36.2 million of borrowings and $4.8 million from the sale of Common Stock of the Company. On July 26, 1995, the Company repurchased from the

Company's Predecessor such subordinated debt and warrants, together with certain other assets (including the name "Willcox & Gibbs, Inc."), for approximately $4.1 million in cash.

            Effective February 1, 1996, the Company acquired all of the outstanding capital stock of Clinton (the "Clinton Acquisition"). The purchase price for Clinton consisted of $4.0 million in cash, 100,000 shares of the Company's Class A Common Stock, the assumption of $4.5 million of indebtedness and payables, which was subsequently repaid, and contingent payments of up to 35% of the operating income of Clinton during each of the five years ending December 31, 2000. In 1998, such contingent payments were reduced to 10% of Clinton's operating income with respect to 1998, 1999 and 2000. Such contingent payments aggregated $0.7 million.

            Effective November 27, 1996, the Company acquired certain assets of E.C. Mitchell Co., Inc. ("Mitchell") for $3.0 million in cash (the "Mitchell Acquisition"). The acquired assets relate to the manufacture and sale of abrasive cords and tapes used principally in the apparel industry.

            Effective January 3, 1997, the Company acquired all of the outstanding capital stock of Macpherson for a cash purchase price of $24.0 million (the "Macpherson Acquisition"). In connection with the Macpherson Acquisition, the Company assumed and repaid immediately approximately $6.1 million of indebtedness of Macpherson and approximately $6.4 million of trade payables of Macpherson. Also effective January 3, 1997, the Company issued $85 million aggregate principal amount of the Senior Notes. The Senior Notes were issued to provide the financing for the Macpherson acquisition, and other working capital needs.

SUNBRAND

            Sunbrand, which has been operating for over 40 years, believes it is the largest distributor in North America of replacement parts, supplies and ancillary equipment to manufacturers of apparel and other sewn products. Sunbrand's products are purchased from many of the leading manufacturers of equipment for the apparel and sewn products industry. Sunbrand's net sales accounted for approximately 47.1% of the Company's 1999 consolidated net sales.

            Sunbrand carries one of the most extensive lines of replacement parts and supplies for the apparel and other sewn products industry in North America. Its product line includes a full range of replacement parts for sewing machines, spreading and cutting equipment, finishing equipment, and general supplies. Sunbrand also offers a broad base of manufacturing equipment, distribution systems, information systems and management services.

            Sunbrand has its headquarters and principal warehouse facility in Atlanta, Georgia. In addition, Sunbrand maintains six strategically located branches that serve as regional sales offices and distribution points: Fall River, Massachusetts; Miami, Florida; El Paso, Texas; Mexico City and Gomez Palacio/Torreon, Mexico; Santo Domingo and Santiago, Dominican Republic; and Choloma Cortez, Honduras.

            While there is strong competition throughout the markets served by Sunbrand, Sunbrand believes that it is one of the largest distributors in North America of replacement parts and supplies to manufacturers of apparel and other sewn products. Most of Sunbrand's competitors are small, regional distributors. In addition, there are three North American competitors to Sunbrand, some of which may have greater financial resources than the Company. Competition is principally based on product availability, price and speed of delivery.

MACPHERSON AND CLINTON

            The  Company's  Macpherson  and  Clinton   subsidiaries   distribute
replacement  parts,   supplies  and  ancillary  equipment  to  manufacturers  of decorated products.

            Macpherson, founded in 1976 and acquired by the Company in 1997, was engaged in the distribution of embroidery equipment, parts and supplies used in the apparel and other sewn products industry. Such embroidery equipment is used to create designs on apparel and other products utilizing one or more needle sewing heads and thread. Macpherson accounted for approximately 36.4% of the Company's 1999 consolidated net sales.

            At the time of the Macpherson Acquisition, Macpherson provided a complete line of embroidery equipment, supplies and accessories for the apparel industry. Macpherson's principal supplier of embroidery machines was Barudan Company, Ltd. ("Barudan"), a Japanese manufacturer. In connection with the Plan, Macpherson sold its Canadian operations and its U.S. embroidery machine distribution business to Barudan America, an affiliate of Barudan. In connection with such transactions, Macpherson entered into agreements with Barudan and Barudan America to act in the United States as (1) the exclusive distributor of genuine Barudan embroidery equipment parts and Barudan towel hemming machines and parts, (2) the exclusive dealer of used Barudan embroidery machines and (3) the exclusive provider of lease financing for Barudan embroidery machines. Macpherson's exclusivity rights expire December 31, 2003.

            Macpherson is headquartered in Greensboro, North Carolina, and has a sales office located in Santa Fe Springs, California.

            Clinton, founded in 1985 and acquired by the Company in February 1996, was engaged in the distribution of screen printing equipment and supplies principally for the decorated products industry. Screen printing is the process by which designs are applied to fabric or other material using patterned screens. The Company discontinued the sale of screen printing equipment in 1998. Clinton accounted for approximately 7.6% of the Company's 1999 consolidated net sales.

            Clinton offers a comprehensive line of screen printing supplies, including inks, chemicals, emulsions, screen frames, screen mesh, other accessory items and ancillary equipment. Clinton has a distribution warehouse in Charlotte, North Carolina, and utilizes the Sunbrand warehouse in Miami, Florida, and the Macpherson warehouse in Santa Fe Springs, California.

            In order to maximize the economic benefit from the Company's decorated products business operations, the operations of Macpherson and Clinton were combined during the Company's Chapter 11 case.

EMTEX LEASING

            In connection with the Macpherson Acquisition, the Company acquired Emtex, a leasing company affiliate of Macpherson. Emtex provides lease financing for equipment and software sold by the Company's businesses and is the exclusive provider in the United States of lease financing for Barudan embroidery machines.

LEADTEC

            Leadtec, founded by its current chief executive officer in 1978 and acquired by the Company's Predecessor in 1985, develops, distributes and supports computer software and specialized hardware for sewn products manufacturers. Leadtec's net sales accounted for approximately 2.9% of the Company's 1999 consolidated net sales.

            Leadtec's primary product is "Satelite Plus", which is a production planning and control system designed to allow apparel factory operators to monitor production progress and efficiency. Satelite Plus is available in both "batch" and "real-time" formats. Under the batch product, production operators clip bar-coded coupons to capture data for each bundle or lot they produce. This data is then processed by the Satelite Plus system to calculate pay and generate reports for management. The real-time Satelite Plus product is a computerized system that captures production events as they occur through terminals at workstations that communicate with the computer system.

            Sales of Satelite Plus factory installations typically require long lead-times to develop, given the significant capital expenditure and management resource commitment required. Accordingly, Leadtec's sales may vary significantly from year to year, as an installation of numerous plants for a single large customer can have a major impact on sales volume in any single year.

            Leadtec is not aware of any system similar to Satelite Plus' real-time system. However, its real-time system competes with traditional batch systems. There are numerous competitors with respect to the batch system. Competition is usually based on price, functionality and support.

SUPPLIERS

            The Company purchases products from over 1,200 different vendors, including many of the leading manufacturers of equipment for the apparel and sewn products industry. The Company's largest supplier accounted for approximately 20.2% of the Company's 1999 total purchases. The Company's five largest suppliers accounted for approximately 40.2% of its total purchases in 1999.

            Sunbrand is the exclusive distributor of genuine replacement parts in the United States for Pfaff AG ("Pfaff"), a German company. Pfaff is a major manufacturer of industrial sewing equipment for the apparel industry, including "lock-stitch" industrial sewing machines. The Company (including its predecessor) has been the exclusive distributor in the United States of Pfaff genuine parts since 1958. Under the Company's distributorship agreement with Pfaff, the Company is the exclusive United States distributor of Pfaff genuine parts through December 31, 2003, which exclusive arrangements automatically renew for successive two year periods unless notice of termination is given at least one year before December 31, 2003 or the end of any successive two year period of exclusivity. Although the Company believes that its relationship with Pfaff has been good, there can be no assurance that the Pfaff distribution agreement will be extended beyond its current term or that the Company will continue to be the distributor for Pfaff parts. No assurance can be given that the failure to extend the Pfaff distribution agreement or the loss by the Company of its supplier relationship with Pfaff would not have an adverse effect on the Company's business, financial condition and results of operations.

            Sunbrand is also the exclusive distributor of genuine replacement parts in the United States for Pegasus Sewing Machine Mfg. Co., Ltd. ("Pegasus"). Pegasus is a significant Japanese manufacturer of industrial sewing equipment, including "chain-stitch" industrial sewing machines. The Company (including the Company's Predecessor) has been the exclusive distributor in the United States of Pegasus genuine parts since 1966. Under the Company's distribution agreement with Pegasus, the Company is the exclusive United States distributor of Pegasus genuine parts through 2002, which exclusive arrangements automatically renew for successive two year periods unless notice of termination is given at least one year before December 31, 2002 or the end of any successive two year period of exclusivity. In order to maintain the exclusivity of the Pegasus distribution agreement, the Company must meet certain performance targets. Historically the Company has generally satisfied these requirements, although in certain prior years they were not satisfied and Pegasus waived such shortfalls. Although the Company believes that its relationship with Pegasus has been good, there can be no assurance that the Pegasus distribution agreement will be extended beyond its current term or that the Company will continue to be the distributor for Pegasus parts. No assurance can be given that the failure to extend the Pegasus distribution agreement or the loss by the Company of its supplier relationship with Pegasus would not have an adverse effect on the Company's business, financial condition and results of operations.

CUSTOMERS

            The Company serviced over 15,000 customers in 1999, no one of which accounted for more than 4.2% of the Company's 1999 net sales. The Company's top ten customers, which included Pillowtex, VF Corporation and Garan, represented approximately 14.7% of the Company's net sales in 1999.

            Historically, a majority of the Company's sales have been to customers in the United States, although sales to customers in the Western Hemisphere outside the United States are increasingly important. Those markets accounted for approximately 12.7% of the Company's 1999 net sales. The balance of the Company's sales were to customers in the United States and Europe. Mexico was the principal location of the Company's customers outside of the United States in 1999, followed by the Caribbean Basin Initiative ("CBI") countries and other South American countries. The Company's strategy is to continue to follow important customers from the U.S. as they pursue opportunities in Mexico, the CBI countries and other South American countries.

EMPLOYEES

            As of December 31, 1999, the Company employed approximately 496 full time employees. The Company's employees are not represented by any labor union. The Company considers its employee relations to be good.

ITEM 2.     FINANCIAL INFORMATION

            For financial reporting purposes, the effective date of the Company's emergence from Chapter 11 bankruptcy reorganization was May 1, 2000. In accordance with AICPA Statement of Position 90-7, FINANCIAL REPORTING BY ENTITIES IN REORGANIZATION UNDER THE BANKRUPTCY CODE (SOP 90-7), the Company adopted "fresh-start reporting" and reflected the effects of such adoption in the financial information as of May 1, 2000, and for the seventeen weeks then ended. The financial information for periods after May 1, 2000, are those of a new reporting entity and have been prepared on a basis not comparable to prior periods.

            The following table sets forth certain financial data as of and for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, which have been derived from the audited consolidated financial statements of the Company. The consolidated financial statements of the Company as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, and the report thereon, are included elsewhere herein. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto of the Company included elsewhere herein.

                                           YEAR ENDED DECEMBER 31,
                        ------------------------------------------------------
                           1999       1998       1997       1996       1995
                        ---------- ---------- ---------- ---------- ----------

                                 (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Net Sales                 $133,490   $173,453   $180,332   $113,851   $90,431
Reorganization items        48,459          -          -          -         -
Income (loss) before
 income taxes and
 extraordinary item        (61,340)   (27,664)    (4,704)     2,450     1,952
Income tax expense
 (benefit)                       -      2,320     (1,434)     1,137       558
Income (loss) before
 extraordinary item        (61,340)   (29,984)    (3,270)     1,313     1,394
Extraordinary loss, net
 of tax benefit                  -         -     (1,557)         -      (152)
Net income (loss)         $(61,340)   (29,984)    (4,827)     1,313     1,242
                           ========   ========    =======     =====     =====
Basic and diluted income
(loss) per share:
  Income (loss) before
   extraordinary item     $ (51.69)  $ (29.74)  $  (3.37)  $   1.25   $  1.84
  Extraordinary loss, net
   of tax benefit                -          -      (1.61)         -     (0.20)
  Net income (loss)       $ (51.69)    (29.74)     (4.98)      1.25      1.64
                            =======    =======     ======      ====      ====

Total assets              $ 51,777    121,508    139,814     79,778    52,528
Liabilities subject to
 compromise               $104,523          -          -          -         -
Total debt                $ 19,638    101,490     95,954     41,436    31,109
Common stock subject to
 put option                      -          -      3,000      3,000         -
Total stockholders'
 equity (deficit)         $(85,179)   (21,805)     5,087     12,677     7,892

            The following table sets forth certain financial data as of and for the 17 weeks ended May 1, 2000, the twenty-two weeks ended September 30, 2000, the 2000 Combined Results for the nine months ended September 30, 2000, and the nine months ended September 30, 1999. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto of the Company included elsewhere herein.

                                               POST-          PRE-           PRE-
                              COMBINED     CONFIRMATION   CONFIRMATION   CONFIRMATION
                            -------------  -------------  -------------  -------------
                             NINE MONTHS    TWENTY-TWO      SEVENTEEN     NINE MONTHS
                                ENDED       WEEKS ENDED    WEEKS ENDED       ENDED
                            SEPTEMBER 30,  SEPTEMBER 30,     MAY 1,      SEPTEMBER 30,
                                2000           2000           2000           1999
                            -------------  -------------  -------------  -------------
Net Sales                   $61,364        $32,913        $28,451        $108,166
Reorganization items          3,417              -          3,417           5,906
Income (loss) before
 income taxes and
 extraordinary item          (4,387)           121         (4,508)        (13,631)
Income tax expense
 (benefit)                       58             58              -               -
Income (loss) before
 extraordinary item          (4,445)            63         (4,508)        (13,631)
Extraordinary gain (loss),
 net of tax benefit          90,191              -         90,191               -
Net income (loss)            85,746             63         85,683         (13,631)
Basic and diluted income
(loss) per share:
  Income (loss) before
   extraordinary item         (3.79)           .01          (3.80)         (11.49)
  Extraordinary gain
   (loss) before
   extraordinary item         76.01              -          76.01               -
  Net income (loss)           72.22            .01          72.21          (11.49)


AT SEPTEMBER 30:
---------------
Total assets                 40,122                        44,236
Total debt                   17,876                        19,332
Total stockholders' equity   10,334                        10,305

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CHAPTER 11 BANKRUPTCY REORGANIZATION

            On April 20, 1999, the Company and twelve of its subsidiaries each filed voluntary petitions for protection and reorganization under chapter 11 of the Bankruptcy Code. The Company's plan of reorganization was confirmed on April 3, 2000 by an order of the Bankruptcy Court and became effective on May 1, 2000. See "- Chapter 11 Bankruptcy Reorganization" under Item 1.

CERTAIN FACTORS THAT MAY AFFECT RESULTS OF OPERATIONS

            Inventory management is an important factor that may affect the Company's results of operations. The Company maintains an inventory of a large number of items, many of which need not be replaced frequently. In general, the Company's experience over many years of supplying the apparel, decorated products and sewn products industries, combined with the Company's technologically advanced inventory control system, provide guidance on prudent inventory levels. However, because demand for the Company's products is dependent on the needs of the apparel, decorated products and sewn products industries, a decline in the operations of the Company's customers will reduce demand for the Company's products. Any such reduction in demand over an extended period could result in price reductions and inventory writedowns, which in turn could adversely affect the Company's gross margins.

            The Company is a holding company, the only assets of which are the stock of its subsidiaries. All of the operations of the Company are conducted through its direct and indirect wholly owned subsidiaries. Accordingly, the Company's ability to service its indebtedness and meet its other obligations are dependent upon the earnings and cash flow of its subsidiaries and the payment of funds by those subsidiaries to the Company in the form of loans, dividends or otherwise. In addition, the ability of the Company's subsidiaries to pay dividends, repay intercompany liabilities or make other advances to the Company is subject to restrictions imposed by corporate law and certain United States, state and foreign tax considerations. Several of the Company's subsidiaries were incorporated outside the United States prior to May 1, 2000.

            The Company derives significant revenues and operating income from certain lines of replacement parts and equipment distributed under its distribution agreements with certain suppliers. The Company's distribution agreements, both exclusive and non-exclusive, and other supply arrangements with manufacturers are important to enable the Company to obtain products sought by the Company's customers and to maintain the Company's broad product selection. Substantially all of such distribution agreements and other arrangements may be terminated by the supplier for any reason, although most exclusive distribution agreements require advance written notice. No assurance can be given that any of the Company's distribution agreements will be extended beyond their current term or that the Company will continue to be the distributor for any particular product (See note 18 to the consolidated financial statements).

            In the years ended December 31, 1999, 1998 and 1997, approximately 24.3%, 24.4% and 24.4%, respectively, of the Company's net sales were derived from international operations and export sales, which are subject in varying degrees to risks inherent in doing business abroad. Such risks include the possibility of unfavorable circumstances arising from host country laws or regulations. In addition, foreign operations include risks of partial or total expropriation; currency exchange rate fluctuations and restrictions on currency repatriation; the disruption of operations from labor and political disturbances, insurrection or war; and the requirements of partial local ownership of operations in certain countries.

            Most of the Company's net sales are in U.S. dollars. Any change in the value of the currencies of the foreign countries in which the Company does business against the U.S. dollar will result in corresponding changes in the price and affordability of the Company's products, which could have a material adverse impact on the Company's business, financial condition and results of operations. The Company purchases a substantial amount of its inventories using foreign currencies. Although the Company, from time to time, enters into forward exchange contracts to hedge against foreign currency exchange risks for purchases in foreign currencies, there can be no assurance that the Company will not experience foreign currency losses. In addition, the economies of certain of the Company's target Latin American markets have experienced significant and in some periods extremely high rates of inflation over the past few years. Inflation and rapid fluctuation in inflation rates have had and may continue to have negative effects on these economies and could have a material adverse impact on the Company's business, financial condition and results of operations.

            The Company's customers consist principally of apparel manufacturers, decorated products manufacturers and other sewn products industries in the United States. These industries have generally reported declining financial performance over the past several years. A significant customer of the Company, Pillowtex, recently filed for reorganization under Chapter 11 of the Bankruptcy Code. In addition, many of the Company's customers have reduced operations in the United States.

            The North American Free Trade Agreement ("NAFTA"), implemented on January 1, 1994, removes barriers to free trade among Canada, the United States and Mexico. The Company believes that NAFTA has resulted in an increase in apparel imports from Mexico that compete against products manufactured by the Company's customers in the United States. No assurance can be given that the Company will be able to increase sales outside of the United States to offset any decline in sales to customers in the United States.

            The Company is subject to intense competition in the markets in which it competes. In addition, certain of the Company's competitors have greater financial resources than the Company and are less leveraged than the Company.

            Inflation in the United States has not affected the Company's results over the last several years, given its relatively low level during such period.

RESULTS OF OPERATIONS

COMPARABILITY OF PERIODS

            For financial reporting purposes, the effective date of the Company's emergence from Chapter 11 bankruptcy reorganization was May 1, 2000. In accordance with AICPA Statement of Position 90-7, FINANCIAL REPORTING BY ENTITIES IN REORGANIZATION UNDER THE BANKRUPTCY CODE (SOP 90-7), the Company adopted "fresh-start reporting" and reflected the effects of such adoption in the financial statements as of May 1, 2000, and for the seventeen weeks then ended. The financial statements after May 1, 2000, are those of a new reporting entity and have been prepared on a basis not comparable to prior periods.

            For the purpose of discussing comparisons between reporting periods, the following discussion is based on the approach of combining amounts for the 17 weeks ending May 1, 2000 (pre-confirmation) and the 22 weeks ending September 30, 2000 (post-confirmation) into combined 2000 results for the nine months ending September 30, 2000 (the "2000 Combined Period"). Even though "fresh-start reporting" establishes a new basis of accounting as of May 1, 2000, management believes that the presentation of a combined period will provide useful information and facilitate discussion of operations. Consequently, comparisons of operating results for the 2000 Combined Period with those of the nine months ending September 30, 1999, are qualified with the understanding that the 2000 Combined Period operating results include both pre-confirmation and post-confirmation amounts.

            The following table sets forth the percentages that certain income and expense items bear to net sales for the periods indicated.

                                 POST-
                                CONFIRM-
                    COMBINED     ATION                           PRE-CONFIRMATION
                    --------    ---------    --------------------------------------------------------
                      NINE       TWENTY-     SEVENTEEN      NINE
                     MONTHS     TWO WEEKS      WEEKS       MONTHS
                     ENDED        ENDED        ENDED       ENDED
                    SEP. 30,    SEP. 30,       MAY 1,     SEP. 30,     FISCAL YEAR ENDED DECEMBER 31,
                      2000        2000          2000        1999       1999         1998         1997
                    --------    ---------    ---------    --------     ----         ----         ----

Net sales           100.0%      100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Gross profit         33.3%       32.7%        34.0%        28.8%        27.9%        29.0%        30.7%
Selling, general
  and                32.2%       29.6%        35.3%        30.7%        32.7%        30.1%        26.6%
  administrative
  expenses
Other operating        -           -            -            -            -           7.0%          -
  expenses
Operating income      1.0%        3.0%        (1.3%)       (1.9%)       (4.8%)       (8.1%)        4.1%
  (loss)
Interest expense      2.8%        2.7%         3.0%         5.3%         4.9%         7.5%         6.7%
Income tax            0.1%        0.2%          -            -            -           1.3%        (0.8%)
  expense
  (benefit)
Extraordinary       147.0%         -         317.0%          -          (1.9%)         -          (0.9%)
  gain (loss), net
Net income (loss)   139.7%        0.2%       301.2%       (12.6%)      (46.0%)      (17.3%)       (2.7%)


THE 2000 COMBINED NINE-MONTH PERIOD COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1999

            Net sales for the 2000 Combined Period were $61.3 million, a decrease of $46.8 million, or 43.3% compared to the nine months ended September 30, 1999. The decline was the result of a continuing decline in the U.S. of apparel manufacturing and markets for decorated products, including screen printing and embroidery products. The decline was also the result of the sale and discontinuance of the Company's United Kingdom business, Willcox & Gibbs, Ltd., in May 1999, the sale of the Canadian embroidery distribution business in December 1999, the sale of the embroidery machine business in January 2000 and the sale of Unity in May 2000.

            Gross profit in the 2000 Combined Period was $20.4 million, a decrease of $10.7 million, or 34.4% as compared to the same period in 1999. As a percentage of net sales, gross profit in the 2000 Combined Period was 33.3% as compared to 28.8% for the same period in 1999. The increase in gross profit percentage in the 2000 Combined Period resulted primarily from the
discontinuance  of  the  screen  printing  and  sale  of  embroidery   equipment
businesses, which historically had lower gross profit margins than parts and supplies.

            Selling, general and administrative expenses in the 2000 Combined Period were $19.8 million, a decrease of $13.4 million, or 40.4% as compared to the same period in 1999. The Company was successful in reducing expenses in the 2000 Combined Period by extensive restructuring of the Company as a result of the aforementioned sale of certain operations and the bankruptcy. As a percentage of net sales, such expenses increased to 32.2% for the 2000 Combined Period from 30.7% in the comparable period in 1999. The increase in the 2000 Combined Period was due to the lower amount of sales used to determine such percentage.

            In the 2000 Combined Period, the Company had operating income of $0.6 million, as compared to a $2.1 million operating loss in 1999. The improvement was due to the changes discussed above.

            Interest expense was $1.7 million in the 2000 Combined Period, a decrease of $3.9 million, or 69.4% compared to the same period in 1999. The decrease in interest expense was the result of ceasing the interest accrual on the Company's outstanding Senior Notes during the period following the filing of the Company's Chapter 11 petition on April 20, 1999. As part of the Company's Chapter 11 bankruptcy reorganization, all of the Senior Notes were exchanged for shares of the Company's new Series A Common Stock. See "Item 1. Business - Chapter 11 Bankruptcy Reorganization".

            The Company incurred expenses in the 2000 Combined Period in connection with the Chapter 11 proceeding, which commenced on April 20, 1999. Such expenses included $3.0 million in professional fees and $0.4 million of costs related to impairment of assets.

            The Company realized an extraordinary gain of $90.1 million as a result of the discharge of debt under the Plan of Reorganization during the 2000 Combined Period.

            Net income for the 2000 Combined Period was $85.7 million including the gain from the discharge of debt compared to a net loss of $13.6 million in the comparable 1999 period. The increase in income was attributable to the factors discussed above.

1999 COMPARED TO 1998

            Net sales were $133.4 million in 1999, a decrease of $39.9 million, or 23.0%, as compared to 1998. Sales by the Company's apparel segment decreased 20.7%. The decline was the result of the significant decline in apparel manufacturing in the U.S. that resulted from the NAFTA Treaty and the sale on May 4, 1999 of the Company's operations in the United Kingdom, Willcox & Gibbs, Ltd. Sales of the Company's screen printing segment declined 43.3%. Net sales of this segment were negatively affected by a continuing decline in the screen printing market and the Company's decision in 1998 to emphasize the supply business and discontinue selling screen printing equipment.

            During 1999 the Company decided to sell its Unity division. The Company intends to liquidate the related assets, which consist primarily of inventory, accounts receivable and property and equipment. As a result the Company recorded a charge of $7.1 million in 1999 for impairment of long-lived assets and revised its estimate of the recoverability of inventory and accounts receivable. The estimated net realizable value of the assets subject to disposition are recorded as assets held for sale in the consolidated balance sheet as of December 31, 1999. On May 19, 2000, the Company transferred certain Unity assets held for sale with a carrying value of approximately $3.0 million for an amount payable quarterly after the resale of any such inventory, until May 31, 2007 (or May 31, 2005 under certain circumstances). In September, 2000 the Company received the first payment under this agreement in the amount of $0.8 million.

            In December 1999, the Company decided to sell the embroidery machine business of its Macpherson subsidiary. As a result, the Company recorded a charge of $4.1 million in 1999 for impairment of long-lived assets and a revised estimate of the recoverability of inventory and accounts receivable. The estimated net realizable value of the assets subject to disposition are recorded as assets held for sale in the consolidated balance sheet as of December 31, 1999. In January 2000, the Company concluded an agreement to sell the embroidery machine business and the Company's Canadian embroidery distribution business for cash of $0.3 million, cancellation of $0.3 million in accounts payable owed by the Company to the purchaser and notes secured by letters of credit aggregating $1.5 million. The Company, through its Macpherson subsidiary, continues to distribute embroidery equipment parts and supplies.

            Gross profit in 1999 was $37.2 million, a decrease of $13.0 million, or 25.9%, as compared to the same period in 1998. As a percentage of net sales, gross profit in 1999 was 27.9 % as compared to 29.0% in 1998. The decrease in gross profit percentage was primarily the result of the poor performance of the Company's Unity division and embroidery machine business and the liquidation of screen printing equipment.

            Selling, general and administrative expenses in 1999 were $43.6 million, a decrease of $8.5 million, or 16.3%, as compared to 1998. As a percentage of net sales, such expenses increased to 32.7% for 1999 from 30.1% in 1998. Expenses did not decline in proportion to lower sales because of fixed overhead costs of the Company and cost and expense in connection with the disposition of the Company's Unity and embroidery machine business.

            In 1999, the Company had an operating loss of $6.4 million, a decrease of $7.6 million, as compared to a $14.0 million operating loss in 1998.

            Interest expense was $6.6 million in 1999, a decrease of $6.4 million, or 49.5% compared to 1998. The decrease in interest expense was the result of ceasing the accrual and payment of interest on the Company's outstanding Senior Notes during the period following the filing of the Company's Chapter 11 petition on April 20, 1999.

            The Company incurred substantial expenses in 1999 in connection with the Chapter 11 proceeding, which commenced on April 20, 1999. Such expenses included $40.8 million in impairment of assets, $3.8 million of professional fees and $1.2 million of expenses incurred in connection with the debtor in possession financing.

            The Company did not record any income tax expense in 1999 compared to recorded income tax expense of $2.3 million in 1998. All of the Company's net deferred tax assets, which include substantial amounts of net operating loss carry forwards, have been fully reserved by a valuation allowance. Management believes that a valuation allowance is necessary since substantial uncertainty exists regarding the realizability of net deferred tax assets.

            The Company accrued reorganization expense due to the early extinguishment of debt in 1999 of $2.6 million related to the write-off of deferred financing costs incurred in connection with the issuance of the Company's Senior Notes.

            Net loss for the year 1999 was $61.3 million, compared to a net loss of $29.9 million in 1998. The increased loss was attributable to the factors discussed above.

1998 COMPARED TO 1997

            Net sales were $173.5 million in 1998, a decrease of $6.9 million, or 3.8%, as compared to 1997. Sales by the Company's apparel equipment and supplies segment increased 1.0% for 1998 over 1997. The increase was primarily attributable to the previously discussed expansion efforts in Latin America. However, as a result of the decline in the value of the dollar against the yen, the Company experienced higher costs of goods purchased. When the Company increased prices to reflect those increased costs, sales declined. In addition, lower domestic sales were experienced as a result of the continued decline in apparel manufacturing in the United States. Sales of the Company's screen printing segment declined by 32.9% for 1998. Net sales of this segment were negatively affected by a declining screen printing market and the Company's decision to emphasize the supply business and discontinue selling screen printing equipment.

            During 1998, the Company effected a restructuring with respect to its screen printing segment, principally involving the departure from the Company of the former shareholders and management of Clinton and certain other employees and the discontinuance of the sale of screen printing equipment. As a result, the Company recorded a charge of $15.5 million in 1998. The charge included $1.8 million in severance benefits and other related costs, $8.5 million impairment charge to write-off goodwill recorded when the Company acquired Clinton, as well as $5.2 million for the impairment of certain inventory and accounts receivable and other related costs. Of this amount, $10.3 million was reflected as other operating expenses, $2.8 million was charged to selling, general and administrative expenses and $2.4 million was charged to cost of goods sold. As part of the restructuring, the Company's obligations arising from its original purchase of Clinton were revised to reduce the contingent payments for each of the years 1998, 1999 and 2000 from 35% of Clinton's operating income, as defined, to 10% thereof and to eliminate the former Clinton shareholders' option to put to the Company 100,000 shares of the Common Stock in the Company at $30 per share.

            In December 1998, management decided to discontinue the operations of W&G, Ltd., a subsidiary located in the United Kingdom. The Company intends to liquidate the related assets, which consist primarily of inventory, accounts receivable, investments in joint venture arrangements, and property and equipment. As a result, the Company recorded a charge of $2.0 million in 1998 for impairment of long-lived assets and revised its estimate of the recoverability of inventory and accounts receivable. Of this amount, $1.1 million has been reflected in other operating expenses, $0.5 million has been recorded in cost of goods sold and $0.4 million has been charged to selling, general and administrative expenses. The estimated net realizable value of the assets subject to disposition are recorded as assets held for sale in the accompanying 1998 consolidated balance sheet. On May 4, 1999, the Company sold certain assets held for sale by W&G, Ltd. for cash of approximately $2.0 million, subject to adjustment. A portion of the proceeds were used to repay the variable rate note payable by W&G, Ltd. of approximately $1.1 million.

            Gross profit in 1998 was $50.2 million, a decrease of $5.2 million, or 9.4%, as compared to the same period of 1997. As a percentage of net sales, gross profit in 1998 was 29.0% as compared with 30.7% in 1997. The decrease in gross profit percentage was primarily attributable to the poor results of the Company's screen printing segment, which were affected by a $2.4 million charge in connection with the restructuring of the screen printing business and a $0.5 million charge in connection with the discontinuance of W&G, Ltd.

            Selling, general and administrative expenses in 1998 were $52.2 million, an increase of $4.1 million, or 8.5%, as compared to 1997. As a percentage of the net sales, such expenses increased to 30.1% for 1998 from 26.6% in 1997. The increase in expenses as a percentage of sales was principally a result of increased costs as the Company continues to expand in Latin America, fixed overhead costs at the Company's Clinton operation that did not decline in proportion to lower sales, $2.8 million in charges relating to the restructuring of the Company's screen printing segment and $0.4 million in charges relating to the discontinuance of W&G, Ltd.

            As a result of the charges discussed above, in 1998, the Company had an operating loss of $14.0 million, a decrease of $21.4 million, as compared to $7.4 million of operating income in 1997.

            Interest expense was $13.0 million in 1998, an increase of $0.9 million, or 7.2% compared to 1997. The increase in interest expense was a result of higher borrowings in 1998 over the same period in 1997.

            The Company recorded income tax expense of $2.3 million in 1998. All of the Company's net deferred tax assets, which include substantial amounts of net operating loss carryforwards, have been fully reserved by a valuation allowance. Since operating profits continue to be lower than expected and as a result of operational difficulties and higher than expected expenses at the Company's screen printing segment, management believes that a valuation allowance is required, since sufficient uncertainty exists regarding the realizability of net deferred tax assets.

            The Company's results for 1997 reflect an extraordinary loss from the extinguishment of debt (net of income tax benefit) of $1.6 million owing to the refinancing of the Company's indebtedness in connection with the Macpherson Acquisition and the issuance by the Company of $85.0 million aggregate principal amount of its Senior Notes.

            Net loss for the year 1998 was $30.0 million compared to a net loss of $4.8 million in 1997. The increased loss was attributable to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

            The Company has funded its working capital requirements and capital expenditures from cash provided by operations and borrowings under its credit facilities.

            Net cash provided in the Company's operating activities was $5.9 million during the 2000 Combined Period, principally due to working capital changes. Net cash used in the Company's investing activities was $0.7 million during the 2000 Combined Period, related principally to capital expenditures for office and warehouse equipment and improvements.

            Net cash used in the Company's operating activities was $1.3 million during 1999, principally due to working capital changes. Net cash provided in the Company's investing activities was $1.1 million related principally to proceeds from sales of assets net of capital expenditures for office and warehouse equipment and improvements.

            Net cash used in the Company's operating activities was $3.6 million during 1998, principally due to working capital changes. Net cash used in the Company's investing activities during 1998 was $0.9 million, related principally to capital expenditures for computer, office and warehouse equipment and improvements. Net cash used in the Company's financing activities was $4.2 million during 1998, principally due to increased borrowings form its revolving credit facility and increased book overdrafts.

            Net cash used in the Company's operating activities was $7.4 million during 1997, principally due to working capital changes. Net cash used in the Company's investing activities was $39.2 million during 1997, related principally to the Macpherson acquisition. Net cash provided by financing activities during 1997 aggregated $47.1 million, reflecting $84.0 million from the issuance of the Senior Notes used to extinguish debt of $41.1 million, $4.5 million in financing costs and $3.0 million to repurchase and retire warrants.

            On the Effective Date, the Company entered into a new credit agreement ("New Facility") with Banc of America Commercial Finance Corporation, as lender. The New Facility provides for revolving loans, letters of credit, bankers acceptances and other credit accommodations through April 28, 2003 of up to the lesser of (i) $23.0 million ($20 million effective April 29, 2001) and
(ii) the advance rate applicable to eligible accounts receivable, inventory and certain other collateral, subject to a sublimit of $4.0 million for letters of credit, bankers acceptances and other credit accommodations. At September 30, 2000, $13.9 million was outstanding and approximately $0.5 million was available under the New Facility. Under the New Facility, substantially all of the assets of the Company were pledged as security. Borrowings under the New Facility bear interest at prime rate plus 0.75% per annum, which was 10.25% at September 30, 2000. The New Facility includes various covenants including restrictions on capital expenditures, leases, purchase money security interests and consolidated cumulative net losses.

YEAR 2000 ISSUE

            For the past two years, the Company has pursued a plan to modify existing information systems or implement new systems, as necessary, to become "Year 2000" compliant in a timely manner. This plan involved identification and remediation of potential problems, as well as testing of new systems and processes and the development of contingency plans. Efforts encompassed not only the hardware and software that support the Company's information technologies, but also manufacturing hardware and other equipment and processes that may rely on embedded software. Prior to the end of 1999, the Company had completed the plan, as well as communications with suppliers to confirm that the Year 2000 issue would not have a significant effect on the Company's supply chain.

            Management is not aware of any occurrence of a Year 2000 issue materially affecting the Company's operations. The Company believes that neither
(1) the cost of addressing Year 2000, nor (2) the consequences of any remaining Year 2000 issues have had or will have a material effect on the Company's results of operations.

NEW ACCOUNTING STANDARDS

            Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This pronouncement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 although earlier application is encouraged. The Company has chosen to adopt this pronouncement effective with its fiscal year which began January 1, 2001 and does not believe that it will materially affect its reported results of operations or financial condition upon adoption.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

            The Company, in the normal course of business, is exposed to the risk of loss from non-performance by its customers for amounts due the Company through the extension of credit. The Company controls credit risk exposure through credit approvals, credit limits, and monitoring procedures.

            The Company's sales are predominantly denominated in the local currency of the subsidiary originating the sale. A significant decline in the value of currencies of the foreign countries in which the Company does business could have a material adverse impact on the Company's business, financial condition and result of operations. The Company had no derivative financial instruments related to foreign currency exchange rates at December 31, 1999.

            The  Company's   primary  source  of  funds  other  than  cash  from
operations is borrowings under its revolving credit facility, which incurs interest at variable rates.

            The results of operations and financial condition of the Company are based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of estimates required, the Company believes the effects on the results of operations and financial condition have been minor. The Company will continue to monitor the impact of inflation in setting its pricing and other policies.

ITEM 3.     PROPERTIES

            The Company leases all of its office and warehouse properties at its various locations, except for the facilities owned by WG Apparel in Middleton, Massachusetts. The Company's headquarters are located in approximately 1,500 square feet of space in Summit, New Jersey under a lease expiring on November 30, 2002. Sunbrand's Atlanta offices and warehouse occupy approximately 88,000 square feet under a lease expiring in 2001. The Company's other operations are located in smaller leased spaces. The Company believes that, if necessary, it would be able to lease adequate replacement space without material additional expense.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

            The following table sets forth certain information as of September 30, 2000 regarding the beneficial ownership of: (i) each class of the Company's voting securities by each person who is known by the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities, and (ii) each class of equity securities of the Company by (a) each director of the Company, (b) each of the Named Executive Officers (as defined under the heading "Executive Compensation"), and (c) all directors and executive officers of the Company as a group.

                                           CLASS A COMMON STOCK   CLASS B COMMON STOCK
----------------------------------------   ----------------------   --------------------
                                           NUMBER OF   PERCENT OF   NUMBER OF  PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER<F2>   SHARES<F3>   CLASS<F4>    SHARES     CLASS<F5>
----------------------------------------   ----------  ----------   ---------  ----------

George E. Batchelor.....................    441,923      11.8%
   General Airport Facility
   PO Box 52-3223
   Miami, FL  33152-3223

UBS Warburg LLC.........................    834,946      22.3
   UBS Warburg LLC
   677 Washington Blvd.
   Stamford, CT  06912

Alma and Gabe Elias.....................    985,054      26.3
   509 Spring Avenue
   Elkins Park, PA  19027



                                           CLASS A COMMON STOCK   CLASS B COMMON STOCK
----------------------------------------   ----------------------   --------------------
                                           NUMBER OF   PERCENT OF   NUMBER OF  PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER<F2>   SHARES<F3>   CLASS<F4>    SHARES     CLASS<F5>
----------------------------------------   ----------  ----------   ---------  ----------

John K. Ziegler(5)......................     19,777      <F1>         19,777     7.9
   c/o Willcox & Gibbs, Inc.
   12 Bank Street, Suite 101
   Summit, New Jersey  07901

Jack Klasky.............................      6,144      <F1>         6,144      2.5
   c/o Leadtec Systems, Inc.
   6800 Owensmouth Avenue
   Suite 320
   Canoga Park, California  91303

Maxwell L. Tripp........................      8,278      <F1>         8,278      3.3
   c/o Sunbrand
   3900 Green Industrial Way
   Atlanta, Georgia  30341

John K. Ziegler, Jr.....................      1,054      <F1>         1,054     <F1>
   c/o Willcox & Gibbs, Inc.
   12 Bank Street, Suite 101
   Summit, New Jersey  07901

Company's Savings and Employee Stock         98,477      2.4         98,477     39.4
   Ownership Plan.......................
   Frontier Trust Company
   c/o Bank of North Dakota
   700 East Main Avenue
   Bismarck, North Dakota 58501

All Company directors and executive.....     35,253      <F1>        32,253     14.1
   officers as a group (7 persons)

-----------------------

<F1>
Less than 1%.

<F2>
The persons included in the table had sole voting and investment power with respect to shares reported as beneficially owned, except as otherwise indicated in the following notes.

<F3>
Each share of Class B Common Stock is convertible into one share of Class A Common Stock. In the case of Messrs. Ziegler, Klasky, Tripp and Ziegler, Jr. and the Company's Savings and Employee Stock Ownership Plan, the indicated shares are the shares of Class A Common Stock issuable upon conversion of the corresponding number of shares of Class B Common Stock beneficially owned.

<F4>
Percentages are calculated by dividing (x) shares in the "Number of Shares" column by (y) the sum of shares outstanding on September 30, 2000 and the shares which a particular owner (or group of owners) has a right to acquire within 60 days of such dates.

<F5>
Percentages are calculated by dividing (x) shares in the "Number of Shares" column by (y) the sum of shares outstanding on September 30, 2000 and the shares which a particular owner (or group of owners) has a right to acquire within 60 days of such dates.

<F6>
Included 3,525 shares of Class B Common Stock held by Mr. Ziegler as trustee for the benefit of his wife, as to which Mr. Ziegler shares voting and investment power.

ITEM 5.     DIRECTORS AND EXECUTIVE OFFICERS


                          Age (as of          Office & Principal Occupations
Name                       9/30/00)               During Last Five Years
------------------------- ---------- -------------------------------------------

Klaus J. Egert(1)(3)         52      Director (May 1, 2000 to present);
                                     President, Hirschmann Electronics, Inc.
                                     (1999-Present); Executive Vice President
                                     and President of Pfaff USA Inc.(1995-1998);
                                     General Counsel, GM Pfaff AG (1992-1995).

Thomas                       42      Director (May 1, 2000 to present);
Eggenschwiler<F1><F2>                Executive Director, UBS Warburg LLC
                                     (1993-2000).

Arnold Kastenbaum<F2><F3>    47      Director (May 1, 2000 to present);
                                     President, Chodan Advisors, Inc.
                                     (1999-Present);
                                     Director, Warburg Dillon Read (1997-1999);
                                     Director, MJ Whitman, Inc. (1994-1997).

John K. Ziegler<F3><F4>      63      Chairman of the Board, Chief  Executive
                                     Officer and a Director of the Company (1994
                                     to  present);  Chairman  of the  Board  and
                                     Chief  Executive  Officer of the  Company's
                                     Predecessor (1987-1994).

Maxwell L. Tripp<F5>         61      President, Chief Operating Officer and a
                                     Director of the Company (1997 to present);
                                     Vice President of the Company (1994-1997);
                                     President of Sunbrand (1985-1997).

Joh K. Ziegler, Jr.<F6>      32      Vice  President and Chief  Financial
                                     Officer of the Company  (1995 to  present);
                                     Treasurer  and  Secretary  of  the  Company
                                     (1994-1995);   CPA  at  Coopers  &  Lybrand
                                     (1990-1994).

Jack Klasky<F7>              57      Vice   President  and  a  Director  of  the
                                     Company  (1994 to  present);  President  of
                                     Leadtec (1978 to present).

Mary-Anne Kieran             41      Secretary of the Company (1995 to present);
                                     Secretary of the Company's Predecessor
                                     (1992-1994).

------------------------

<F1>
Member of the Compensation Committee of the Board.

<F2>
Member of the Audit Committee of the Board.


<F3>
Member of the Nominating Committee of the Board.

<F4>
Mr. Ziegler and WG Apparel are parties to an employment contract pursuant to which WG Apparel employed Mr. Ziegler in an executive officer capacity. See Item
6. Executive Compensation--Employment Contracts.

<F5>
Mr. Tripp and WG Apparel are parties to an employment contract pursuant to which WG Apparel employed Mr. Tripp in an executive officer capacity. See Item 6. Executive Compensation--Employment Contracts.

<F6>
Mr. Ziegler, Jr. and WG Apparel are parties to an employment contract pursuant to which WG Apparel employed Mr. Ziegler, Jr. in an executive officer capacity. See Item 6. Executive Compensation--Employment Contracts.

<F7>
Mr. Klasky and WG Apparel are parties to an employment contract pursuant to which WG Apparel employed Mr. Klasky in an executive officer capacity. See Item
6. Executive Compensation--Employment Contracts.


      John K. Ziegler is the father of John K. Ziegler, Jr.

      The officers of the Company are elected annually by the Board.

ITEM 6.     EXECUTIVE COMPENSATION

            SUMMARY COMPENSATION. The following table sets forth certain information concerning the compensation earned during the years ended December 31, 1999, 1998, and 1997 for the Chief Executive Officer of the Company and its four other most highly compensated executive officers (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

                                                                           All Other
                                               Annual Compensation       Compensation
                                          -----------------------------  ------------
Name and Principal Position               Year      Salary      Bonus      <F1><F2>
--------------------------------------  --------  ----------  ---------  ------------

John K. Ziegler.......................    1999    $251,415    $          $    3,000
  Chairman of the Board, Chief            1998     247,953           -        3,000
  Executive Officer and Director          1997     246,631           -        3,000


Maxwell L. Tripp......................    1999     200,908                    3,000
  President, Chief Operating Officer      1998     187,956      20,000        3,000
  and Director                            1997     155,728      40,000        3,000

Jack Klasky...........................    1999     180,000      13,556        3,000
  Vice President, President of Leadtec    1998     157,501      28,550        3,000
  and Director                            1997     159,856      21,000        3,000

Alan B. Lee<F3>.......................    1999     120,000           -        3,000
  Vice President, President of Unity      1998     115,927      10,000        3,000
  and Director                            1997     117,911      10,009        3,000

John K. Ziegler, Jr...................    1999     150,562           -        3,000
  Vice President and Chief Financial      1998     121,317      10,000        3,000
  Officer                                 1997      95,419      10,000        3,000

------------------------

<F1>
The aggregate amount of perquisites and other personal benefits, if any, did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each Named Executive Officer and has therefore been omitted.

<F2>
Amounts shown reflect matching contributions made by the Company to the Company's Savings and Employee Stock Ownership Plan, a defined contribution plan, of $3,000 on behalf of the indicated Named Executive Officers.

<F3>
Mr. Lee terminated employment with the Company on September 19, 2000 in connection with the sale of substantially all of the assets of the Company's Unity division.


            AGGREGATED OPTIONS. The table below sets forth certain information with respect to options held as of December 31, 1999 by each Named Executive Officer.

                    AGGREGATED FISCAL YEAR-END OPTIONS VALUES


                                     Number of Securities
                                          Underlying         Value of Unexercised
                                      Unexercised Options    In-the-Money Options
                                     at Fiscal Year-End (#)  at Fiscal Year-End($)
                                     ----------------------  ---------------------

                                        Exercisable(E)/         Exercisable (E)/
Name                                   Unexercisable (U)       Unexercisable (U)
----------------------------------   ----------------------  ---------------------

John K. Ziegler...................             3,200(E)                    -
                                                 800(U)                    -

Maxwell L. Tripp..................             4,000(E)                    -
                                               1,000(U)                    -

Jack Klasky.......................             4,000(E)                    -
                                               1,000(U)                    -

Alan B. Lee.......................             4,000(E)                    -
                                               1,000(U)                    -

John K. Ziegler, Jr...............             1,600(E)                    -
                                                 400(U)                    -


            All outstanding employee stock options, including the foregoing options, were canceled pursuant to the Plan.

            RETIREMENT PLAN. Under the Company's non-contributory retirement plan, eligible employees will be entitled at the normal retirement age of 65 to an annual retirement benefit. The benefits payable under this plan were frozen as of July 31, 1998. Prior to the freeze, the participants annual accrued benefit was equal to 1 1/4% of their earnings up to the maximum earnings subject to Social Security withholding and 1 1/2% of all earnings in excess of such amount but less than $160,400 (as adjusted annually for cost of living increases) for each full year of service under the plan. Benefits under this plan are 100% vested after five years of service. As of December 31, 1999, the estimated annual retirement benefits payable under the plan formula described above at current Social Security withholding rates, assuming that normal retirement occurs at age 65, to the Named Executive Officers are as follows: to Mr. Ziegler, $99,903; to Mr. Tripp, $33,313; to Mr. Klasky, $19,398; to Mr. Lee $28,188; to Mr. Ziegler, Jr., $3,257.

            Under the Company's supplemental retirement plan, key employees selected by the Compensation Committee are entitled to an amount, payable monthly over a ten-year period following any specified event of retirement, death, disability or termination of employment, equal to a percentage (up to 40%) determined by the Compensation Committee of the portion (determined by the

Compensation Committee) of the employee's base salary, (determined by the Compensation Committee), multiplied by the employee's years of participation in the plan (not exceeding 10). Thus, upon normal retirement at age 65 (or, if later, then years as a participant), an employee receiving the maximum award possible under the plan will receive a total retirement of 400% of base salary. If death or disability occurs before age 65, the employee will receive a total death or disability benefit of up to 400% of base salary. After three full years as a plan participant, 30% of the retirement benefit becomes vested and thereafter an additional 10% of the retirement benefit vests for each additional full year of service. Upon involuntary termination (other than for cause, as defined therein) of any participant's employment or upon voluntary early retirement of any "designated participant" selected by the Compensation Committee, a portion of the vested retirement benefit will be paid which is in the same ratio to the full vested benefit as the ratio of the total years worked for the Company to the total years which would have been worked to age 65. Amounts representing annual accruals under the plan have not been and cannot be readily calculated for individual participants. The Compensation Committee has determined Messrs. Ziegler, Tripp, Klasky and Ziegler, Jr. participate in the plan and are entitled to benefits of 40% of their base salary per year for 10 years.

EMPLOYMENT CONTRACTS

            Mr. Ziegler and WG Apparel are parties to an employment contract pursuant to which WG Apparel employs Mr. Ziegler in an executive officer capacity for an indefinite period, subject to termination by WG Apparel upon not less than one year written notice. The employment contract provides that Mr. Ziegler shall serve as Chairman of the Board and Chief Executive Officer of WG Apparel for so long as requested by WG Apparel's Board of Directors. Under the employment contract, Mr. Ziegler is entitled to receive a base salary (currently $250,000 per annum) and bonus or bonuses as may be provided by the Compensation Committee of the Board of Directors of WG Apparel (the "WGA Compensation Committee") pursuant to WG Apparel's Incentive Compensation Plan for Key
Employees (the "WGA Incentive Plan"), or any successor, replacement or additional incentive plan.

            Mr. Tripp and WG Apparel are parties to an employment contract pursuant to which WG Apparel employs Mr. Tripp in an executive officer capacity for an indefinite period, subject to termination by WG Apparel upon not less than one year written notice. The employment contract provides that Mr. Tripp shall serve as a Vice President of WG Apparel and as President of Sunbrand for so long as requested by WG Apparel's Board of Directors. Under the employment contract, Mr. Tripp is entitled to receive a base salary (currently $200,000 per annum) and bonus or bonuses as may be provided by the Compensation Committee pursuant to the WGA Incentive Plan, and Sunbrand's Incentive Compensation Plan, or any successor, replacement or additional incentive plan.

            Mr. Ziegler, Jr. and WG Apparel are parties to an employment contract pursuant to which WG Apparel employs Mr. Ziegler, Jr. in an executive officer capacity for an indefinite period, subject to termination by WG Apparel upon not less than one year written notice. The employment contract provides that Mr. Ziegler, Jr. shall serve as Vice President and Chief Financial Officer of WG Apparel for so long as requested by WG Apparel's Board of Directors. Under the employment contract, Mr. Ziegler, Jr. is entitled to receive a base salary (currently $150,000 per annum) and bonus or bonuses as may be provided by the WGA Compensation Committee pursuant to the WGA Incentive Plan.

            Mr. Klasky, WG Apparel and Leadtec are parties to an employment contract pursuant to which WG Apparel and Leadtec employ Mr. Klasky in an executive officer capacity for an indefinite period, subject to termination by WG Apparel and Leadtec upon not less than one year written notice. The employment contract provides that Mr. Klasky shall serve as a Vice President of WG Apparel and as President of Leadtec for so long as requested by WG Apparel's and Leadtec's Board of Directors. Under the employment contract, Mr. Klasky is entitled to receive a base salary (currently $180,000 per annum) and bonus or bonuses as may be provided by the WGA Compensation Committee pursuant to the WGA Incentive Plan, and Leadtec's Incentive Compensation Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

            Messrs. Ziegler, Tripp and Frank Walsh comprised the Compensation Committee during 1999. During such time, Mr. Ziegler and Mr. Tripp were officers of the Company.

COMPENSATION OF DIRECTORS

            The Company pays its outside directors fees of $500 for each Board meeting attended in person ($250 for each telephonic meeting) and $250 for each Board committee meeting attended in person held on a date separate from a Board meeting date.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

            George E. Batchelor, UBS Warburg LLC and Alma and Gabe Elias, each the beneficial owner of more than 5% of the outstanding shares of Class A Common Stock, and the Company have entered into a Registration Rights Agreement pursuant to the Plan under which the Company may be obligated, at its expense, to register the offering of such shares pursuant to the Securities Act of 1933. Thomas Eggenschwiler, a director of the Company, was an Executive Director of UBS Warburg LLC at the time such Agreement was entered into by the parties.

            Arnold Kastenbaum, a director of the Company, is President of Chodan Advisors, Inc. Chodan Advisors, Inc. acted as advisors to the Official Committee of Unsecured Creditors in the Company's Chapter 11 proceedings. Chodan Advisors, Inc. was paid $0.2 million for such services during the Chapter 11 proceedings.

ITEM 8.     LEGAL PROCEEDINGS

            There are no material pending legal proceedings as of the date of this Report to which the Company or any of its subsidiaries is a party or to which any of their property is subject.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

            There is no established public trading market for the Company's Class A or Class B Common Stock.

            As of September 30, 2000, there were 290 holders of record of the Company's Common Stock.

            The Company has not paid any dividends since its organization in 1994. Future payment of cash dividends by the Company will be dependent on such factors as business conditions, earnings and the financial condition of the Company.

ITEM 10.    RECENT SALES OF UNREGISTERED SECURITIES

            Pursuant to the Plan, on the Effective Date the Company became obligated to issue 4,750,000 shares of its Class A Common Stock, 250,000 shares of its Class B Common Stock and warrants to purchase 1,170,253 shares of Class B Common Stock, in exchange for allowed claims against, and interests in, the Company. See "Item 1. Business - Chapter 11 Bankruptcy Reorganization". The issuance of such securities pursuant to the Plan was exempt from registration under the Securities Act pursuant to Section 1145 of the Bankruptcy Code.

ITEM 11.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

            The Certificate of Incorporation of the Company provides that the total number of shares of all classes of stock which the Company shall have authority to issue is 19,000,000, consisting of 500,000 shares of preferred stock, par value $.001 per share (the "Preferred Stock"), 15,500,000 shares of Class A Common Stock, par value $.001 per share and 3,000,000 shares of Class B Common Stock, par value $.001 per share (the Class A Common Stock and Class B Common Stock, together, the "Common Stock").

            The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in one or more series, and, by filing a certificate pursuant to the Delaware General Corporation Law (the "Preferred Stock Designation"), to establish by resolution or resolutions from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the shares of Common Stock entitled to vote, without a vote of the holders of the Preferred Stock or any series thereof, unless a vote of the holders of any such series is required pursuant to the Preferred Stock Designation(s) establishing such series of Preferred Stock.

            All shares of Common Stock shall be identical and will entitle the holders thereof to the same rights and privileges, except as otherwise provided in the Certificate of Incorporation with respect to the Class A Common Stock and Class B Common Stock. The powers, designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions of each class of Common Stock is as follows:

1.  Voting Rights.

            Each registered holder of Class A Common Stock and Class B Common Stock shall be entitled to one vote for each share of such stock held by such holder. Except as required by law or otherwise provided in the Certificate of Incorporation, the registered holders of Class A Common Stock and Class B Common Stock shall vote together as a class on all matters submitted to a vote as stockholders of the Company. The number of authorized shares of Class A Common Stock may be increased or decreased without a vote of the Class A Common Stock or Class B Common Stock voting as a separate class.

2.  Dividends.

            The holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Company which are by law available therefor, dividends payable either in cash, in stock or otherwise. Any dividend or distribution on the Common Stock shall be payable on shares of Common Stock ratably; PROVIDED, HOWEVER, that in the case of dividends payable in shares of Common Stock, or options, warrants or rights to acquire shares of such Common Stock, or securities convertible into or exchangeable for shares of such Common Stock, the shares, options, warrants, rights or securities so payable shall be payable in shares of, or options, warrants or rights to acquire, or securities convertible into or exchangeable for, Common Stock of the same class upon which the dividend or distribution is being paid.

3.  Liquidation.

            In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of shares of all classes of Common Stock shall be entitled to share ratably in the remaining net assets of the Company. Neither the merger or consolidation of the Company, nor the sale, lease or conveyance of all or part or its assets, shall be deemed to be a liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily.

4.  Conversion.

            The holder of shares of Class B Common Stock may, at any time, convert some or all of such holder's shares of Class B Common Stock into Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B Common Stock converted, by surrender to the Company of certificates representing such Class B Common Stock and written notice requesting such conversion. Such conversion shall be deemed effected as of the close of business on the date on which the Company receives such certificates and notice.

            Effective on May 1, 2002, each outstanding share of Class B Common Stock shall be converted into a share of Class A Common Stock, without any action of the holder thereof. Upon such conversion, certificates formerly representing outstanding shares of Class B Common Stock shall thereupon and thereafter be deemed to represent the shares of Class A Common Stock into which such Class B Common Stock was converted.

5.  Issuance of Class B Common Stock.

            The Class B Common Stock may not be issued by the Company except pursuant to the Plan, upon exercise of warrants pursuant to the Warrant Agreement provided for in the Plan (including after giving effect to the adjustment provisions of such Warrant Agreement) or in accordance with (or pursuant to options, warrants, rights to acquire or convertible or exchangeable securities issued in accordance with) the terms and conditions relating to the declaration and issuance of dividends by the Company described above.

ITEM 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

            The Company's Certificate of Incorporation provides as follows:

            (a) No director shall be personally liable to the Company or any stockholder for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

            (b) The Company shall indemnify to the fullest extent permitted by the laws of the State of Delaware as from time to time in effect any person who was or is a party or is threatened to be made a party to, or otherwise requires representation by counsel in connection with, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not an action by or in the right of the Company), by reason of the fact that he is or was a director or officer of the Company or while serving as a director or officer of the Company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity. The right to indemnification hereby conferred shall include the right of such persons to be paid in advance by the Company for their expenses to the fullest extent permitted by the laws of the State of Delaware as from time to time in effect. Further, the right to indemnification hereby conferred on such person shall be a contract right.

            (c) Unless otherwise determined by the Board of Directors of the Company, the Company shall indemnify to the fullest extent permitted by the laws of the State of Delaware as from time to time in effect any person who was or is a party or is threatened to be made a party to, or otherwise requires representation by counsel in connection with, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not an action by or in the right of the Company), by reason of the fact that he is or was an employee (other than an officer) or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason or any action alleged to have been taken or omitted in such capacity.

            (d) The rights and authority described above are not exclusive of any other right that any person may have or hereafter acquire under any statute, provision of the Company's Certificate of Incorporation or By-Laws, agreement, vote of stockholders or disinterested directors or otherwise.

            In addition to the above, the Company intends to obtain, procure and
maintain   directors'  and  officers'  liability  insurance  coverage  generally consistent with prevailing corporate practices.

ITEM 13.    FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

            The  following   financial   statements,   supplementary   financial
information and schedules are filed as part of this Report:

WILLCOX & GIBBS, INC. AND SUBSIDIARIES

Independent Auditors' Report

Financial Statements:

            Consolidated Balance Sheets,
                  December 31, 1999 and 1998

            Consolidated Statements of Operations,
                  Years Ended December 31, 1999, 1998 and 1997

            Consolidated Statements of Stockholders' Equity (Deficit),
                  Years Ended December 31, 1999, 1998 and 1997

            Consolidated Statements of Cash Flows,
                  Years Ended December 31, 1999, 1998 and 1997

            Notes to Consolidated Financial Statements

Unaudited Financial Statements:

            Consolidated Balance Sheet,
                  September 30, 2000

            Consolidated Statements of Operations,
                  Twenty-two Weeks Ended September 30, 2000, Seventeen Weeks Ended May 1, 2000 and Nine Months Ended September 30, 1999

            Consolidated Statement of Cash Flows
                  Twenty-two Weeks Ended September 30, 2000, Seventeen Weeks Ended May 1, 2000 and Nine Months Ended September 30, 1999

Financial Statement Schedule:

            Schedule II
                  Valuation and Qualifying Accounts for the Years Ended December 31, 1999, 1998 and 1997

            All schedules not mentioned above are omitted for the reason that they are not required or are not applicable, or the information is included in the Consolidated Financial Statements or the Notes thereto.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Willcox & Gibbs, Inc.:


            We have audited the accompanying consolidated balance sheets of Willcox & Gibbs, Inc. and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willcox & Gibbs, Inc. and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

            The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in notes 1 and 10 to the consolidated financial statements, the Company has defaulted on its Series B senior notes, has a net capital deficiency, and has filed voluntary petitions for protection and reorganization under Chapter 11 of the Bankruptcy Reform Act of 1978, as amended, that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

            On May 1, 2000 the Company emerged from bankruptcy and the Company accounted for the reorganization as of this date and adopted fresh start reporting in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, FINANCIAL REPORTING BY ENTITIES IN REORGANIZATION UNDER THE BANKRUPTCY CODE. As a result, the financial information subsequent to this date represents the reorganized entity and is, therefore, not comparable to the consolidated financial statements for periods prior to the Company's emergence from bankruptcy.

                                          KPMG LLP

Atlanta, Georgia
July 31, 2000

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)
                           Consolidated Balance Sheets

                           December 31, 1999 and 1998
                             (Dollars in thousands)




ASSETS                                       1999           1998
                                         ------------   ------------
Current assets:

  Cash                                   $      959          1,135
  Trade accounts receivable, net of
   allowance for doubtful accounts
   of $6,641 in 1999 and $5,451 in 1998      17,959         31,371


  Inventories                                18,987         45,289
  Prepaid expenses and other current
   assets                                     2,200          4,402
  Assets held for sale                        4,227          5,381
                                         ------------   ------------
                Total current assets         44,332         87,578

  Property and equipment, net                 2,558          3,755

  Deferred financing costs, less
   accumulated amortization of $1,301
   in 1998                                        -          3,252
  Intangible assets, less accumulated
   amortization $1,896 in 1998                    -         23,107
  Other assets                                4,887          3,816
                                         ------------   ------------
                                         $   51,777        121,508
                                         ============   ============












          See accompanying notes to consolidated financial statements.

                                             1999           1998
                                         ------------   ------------
LIABILITIES  AND  STOCKHOLDER'S
 EQUITY  (DEFICIT)
Liabilities  not  subject to
 compromise:

  Current liabilities:
    Revolving line of credit             $   11,964         16,532
    Book overdrafts                               -          2,157
    Current portion of long-term debt         7,674         84,958
    Trade accounts payable                    4,373         24,271
    Accrued expenses and other current
     liabilities                              6,887         13,320
                                         ------------   ------------
                Total current
                 liabilities                 30,898        141,238

Liabilities subject to compromise           104,523              -
Accrued retirement benefits                   1,535          2,075
Other liabilities                                 -              -
                                         ------------   ------------
                Total liabilities           136,956        143,313
                                         ------------   ------------
Stockholders' equity (deficit)
  Common stock:
    Class A, no par value.  Authorized
     1,500,000 shares; issued and
     outstanding 1,186,555 shares in
     1999 and 1998                         10,337         10,337

  Additional paid-in capital                  2,000          2,000
  Accumulated deficit                       (94,948)       (33,608)
  Accumulated other comprehensive loss       (2,568)          (534)
                                         ------------   ------------
                Total stockholders'
                 deficit                    (85,179)       (21,805)
Commitments and contingencies                     -              -
                                         ------------   ------------
                                         $   51,777        121,508
                                         ============   ============

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                      Consolidated Statements of Operations

                  Years Ended December 31, 1999, 1998 and 1997
                  (Dollars in thousands, except per share data)

                                        1999        1998        1997
                                     ----------- ----------- -----------

Net sales                               133,490     173,453     180,332
Cost of goods sold                       96,298     123,235     124,899
                                     ----------- ----------- -----------
      Gross profit                       37,192      50,218      55,433

Selling, general, and
 administrative expenses                 43,630      52,154      48,050

Other operating expenses                      -      12,104           -
                                     ----------- ----------- -----------
      Operating income (loss)            (6,438)    (14,040)      7,383

Other income (expense):

  Interest expense (contractual
   interest expense of $10,413 in
   1999)                                 (6,576)    (13,016)    (12,142)
  Other, net                                133        (608)         55
                                     ----------- ----------- -----------
      Loss before reorganization
       items, income taxes and
       extraordinary items              (12,881)    (27,664)     (4,704)
Reorganization items:

  Impairment of assets due to
   reorganization                        40,818           -           -
  Unamortized financing fees              2,602           -           -
  Professional fees                       3,825           -           -
  Fees related to                         1,214           -           -
                                     ----------- ----------- -----------
  Debtor-in-Possession financing
      Loss before income taxes and
       extraordinary items              (61,340)    (27,664)     (4,704)

Income tax expense (benefit)-                 -       2,320      (1,434)
                                     ----------- ----------- -----------
      Loss before extraordinary
       items                            (61,340)    (29,984)     (3,270)

Extraordinary loss, net of income
 tax benefit of $954 in 1997                  -           -       1,557
      Net income (loss)                 (61,340)    (29,984)     (4,827)
                                     =========== =========== ===========
Basic loss per share:

  Loss before extraordinary item         (51.69)     (29.74)      (3.37)
  Extraordinary item, net loss                -           -       (1.61)
                                     ----------- ----------- -----------
                                         (51.69)     (29.74)      (4.98)
                                     =========== =========== ===========
Diluted loss per share

  Loss before extraordinary item         (51.69)     (29.74)      (3.37)
  Extraordinary item, net                     -           -       (1.61)
                                     ----------- ----------- -----------
      Net loss                           (51.69)     (29.74)      (4.98)
                                     =========== =========== ===========


         See accompanying notes to consolidated financial statements.

                                               WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                                                       (Debtor-in-Possession)

                         Consolidated Statements of Stockholder's Equity (Deficit) and Comprehensive Income
                                            Years Ended December 31, 1999, 1998 and 1997
                                                       (Dollars in thousands)


                                                                                          CLASS A       ACCUMULATED
                                                                          RETAINED        COMMON           OTHER           TOTAL
                                                          ADDITIONAL      EARNINGS         STOCK       COMPREHENSIVE   STOCKHOLDER'S
                                                           PAID-IN      (ACCUMULATED   SUBSCRIPTIONS       INCOME         EQUITY
                            CLASS A           AMOUNT       CAPITAL        DEFICIT)      RECEIVABLE         (LOSS)        (DEFICIT)
                        ---------------     ----------  --------------  ------------   -------------   -------------   -------------


Balance at
 December 31, 1996          976,277           $ 8,763        1,904         2,200           (429)             238          12,678
Comprehensive income:
  Net loss                        -                 -            -        (4,827)             -                -          (4,827)
  Translation
   adjustments                    -                 -            -             -              -             (162)           (162)
                                                                                                                       -------------
     Total comprehensive
      loss                                                                                                                (4,989)

Proceeds from
 subscriptions
 receivable                       -                 -            -             -            425                -             425

Class A common stock
 issued to the ESOP          25,042               250          125             -           (375)               -               -

Repurchase and
 retirement of
 warrants                         -                 -       (2,029)         (997)             -                -          (3,026)
                        ---------------     ----------  --------------  ------------   -------------   -------------   -------------

Balance at December
 31, 1997                 1,001,319             9,013            -        (3,624)          (379)              76           5,086

Comprehensive income:
  Net loss                        -                 -            -       (29,984)             -                -         (29,984)
  Translation
   adjustments                    -                 -            -             -              -             (610)           (610)
                                                                                                                       -------------
     Total comprehensive
      loss                                                                                                               (30,594)

Proceeds from
 subscriptions
 receivable                       -                 -            -             -            379                -             379

Class A common stock
 issued to the
 Company's ESOP             185,236               324            -             -              -                -             324

Retirement of put
 option from Clinton
 acquisition                      -             1,000        2,000             -              -                -           3,000
                        ---------------     ----------  --------------  ------------   -------------   -------------   -------------
Balance at December
 31, 1998                 1,186,555            10,337        2,000       (33,608)             -             (534)        (21,805)

Comprehensive income:
  Net loss                        -                 -            -       (61,340)             -                -         (61,340)
  Translation
   adjustment                     -                 -            -             -              -           (2,034)         (2,034)
                                                                                                                       -------------
     Total comprehensive
      loss                                                                                                               (63,374)
                        ---------------     ----------  --------------  ------------   -------------   -------------   -------------

Balance at December
 31, 1999                 1,816,555          $ 10,337        2,000       (94,948)             -           (2,568)        (85,179)
                        ===============     ==========  ==============  ============   =============   =============   =============


               See accompanying notes to financial statements.

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                      Consolidated Statements of Cash Flows

                  Years Ended December 31, 1999, 1998 and 1997
                             (Dollars in thousands)

                                                    1999      1998       1997
                                                 ---------  --------  --------
Cash flows from operating activities:

  Net income (loss)                              $(61,340)  (29,984)   (4,827)
  Adjustments to reconcile net income (loss)
   to net cash provided by (used in)
   operating activities:
   Depreciation and amortization of property
   and equipment                                    1,197     1,348     1,246
   Provision for losses on accounts
   receivable                                       3,112     1,812     1,594
   Amortization of deferred financing costs           474       650       650
   Amortization of intangible assets                  609       836       831
   Amortization of debt discount                       64       213       211
   Common stock issued to the Company's ESOP            -       703       425
   Deferred income taxes                                -     2,716    (2,202)
   Extraordinary loss, net                              -         -     1,557
   Loss on disposition of property and
   equipment                                            -       129         -
   Impairment of intangible assets                 22,498     8,442         -
   Impairment of assets held for sale              18,320     2,000         -
   Reorganization costs                             2,602         -         -
   Changes in operating assets and
    liabilities, net of effects of business
    acquisitions:
      Trade accounts receivable                     5,248     3,673    (3,488)
      Inventories                                  14,193       114     1,328
      Prepaid expenses and other current
      assets                                        1,203    (1,008)      278
      Other assets                                 (1,348)   (1,706)   (2,474)
      Assets held for sale                         (1,414)        -         -
      Trade accounts payable and other
      liabilities                                  (6,699)    6,528    (2,533)
                                                 ---------  --------  --------
         Net cash (used in) provided by
          operating activities                     (1,281)   (3,534)   (7,404)
                                                 ---------  --------  --------

Cash flows from investing activities:

   Capital expenditures                              (968)     (943)   (1,967)
   Proceeds from sale of property and
    equipment                                           -        43       108
   Proceeds from sale of assets                     2,050         -         -
   Payments for business acquisitions, net
    of cash acquired                                    -         -   (37,369)
                                                 ---------  --------  --------
         Net cash (used in) provided by
          investing activities                      1,082      (900)  (39,228)
                                                 ---------  --------  --------

Cash flows from financing activities:
   Net proceeds from revolving line of credit       2,932     5,914    10,552
   Increase (decrease) in book overdraft           (2,158)   (1,075)    1,733
   Proceeds from debt used to finance
    business acquisitions                               -         -    83,980
   Proceeds from other debt                        21,973         -         -
   Principal payments on long-term debt               (95)     (594)     (545)
   Payment of financing costs                           -         -    (4,462)
   Extinguishment of debt                         (22,628)        -   (41,137)
   Repurchase and retirement of warrants                -         -    (3,026)
                                                 ---------  --------  --------
         Net cash (used in) provided by
          financing activities                         24     4,245    47,095
                                                 ---------  --------  --------

Effect of exchange rate changes in cash                (1)       (1)      (20)

                                                 ---------  --------  --------
         Net change in cash, carried forward     $   (176)     (190)      443
                                                 =========  ========  ========

                                                 FISCAL YEAR ENDED DECEMBER 31,
                                                    1999      1998       1997
                                                 ---------  --------  --------

         Net change in cash, brought forward     $   (176)     (190)      443

Cash at beginning of year                           1,135     1,325       882

                                                 ---------  --------  --------
Cash at end of year                              $    959     1,135     1,325
                                                 =========  ========  ========

Supplemental disclosure of cash flow
 information - cash paid
 during the year for:
         Interest                                $  2,643     6,825    11,107
                                                 =========  ========  ========

         Income taxes, net of refunds            $     14        37       263
                                                 =========  ========  ========

Supplemental disclosure of noncash investing
 and financing activities:
   Issuance of common stock subscriptions
    receivable                                   $      -         -       379
                                                 =========  ========  ========
   Effects of business acquisitions:
         Fair value of assets acquired           $      -         -    33,404
                                                 =========  ========  ========

         Liabilities assumed                     $      -         -    17,044
                                                 =========  ========  ========



         See accompanying notes to consolidated financial statements.

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



(1)   REORGANIZATION AND EMERGENCE FROM CHAPTER 11

      On April 20, 1999, Willcox & Gibbs, Inc. (the "Company" or "W&G") and its domestic subsidiaries each filed voluntary petitions for protection and reorganization under Chapter 11 of the Bankruptcy Code ("Chapter 11") with the U.S. District Court for the District of Delaware (the "Bankruptcy
      Court"). The Company filed a plan of reorganization (the "Plan") to consummate a financial restructuring that had been negotiated by the Company, certain of its major creditors and certain holders of the Company's outstanding 12.25% Series B Senior Notes (the "Notes"), which was confirmed by the Bankruptcy Court on April 3, 2000 and became effective on May 1, 2000 (the "Effective Date"). The Company was operating as debtor-in-possession subject to the supervision of the Bankruptcy Court until May 1, 2000.

      Under the terms of this Plan, the only impaired claims and interests were claims relating to the Notes, unsecured other affiliate claims, general unsecured claims, convenience claims and the interest represented by the predecessor common stock of W&G. Pursuant to the Plan, $85.0 million in Notes were canceled and each Holder thereof received a pro rata share, together with general unsecured creditors that elected to receive a stock distribution, of 4.75 million shares of Class A common stock of the reorganized W&G less the 750,013 shares reserved for unsettled claims and trade claim Noteholders. The 4.75 million shares of Class A common stock represented, as of the Effective Date, 95% of the shares of the W&G common stock. In addition, the Plan provided that the predecessor common stock of W&G be canceled, and each holder thereof became entitled to receive a pro rata share of (a) 250,000 shares of Class B common stock of the reorganized W&G and (b) Series A, B and C Warrants (the "Warrants"), exercisable subject to certain conditions, for a total of 1.2 million shares of Class B common stock. The 250,000 shares of Class B common stock represented, as of the Effective Date, 5% of the shares of the reorganized Company common stock.

      Holders of general unsecured claims were offered the following alternative distributions: (a) cash distribution of 25% of the allowed claim, not to exceed $3,000; or (b) stock distribution which is a pro rata share, together with the holders of the Notes referred to above, of the 4.75 million shares of Class A common stock, minus the common stock reserve for trade claim notes. Convenience claims were offered a cash distribution equal to 40% of the allowed claim.

      The holders of general unsecured claims that were "Trade Creditors" under the Plan and that agreed to extend "Post-Confirmation Unsecured Credit" (as defined in the Plan), which was accepted by the Company, became entitled under the Plan to receive Trade Claim Notes. These Notes equaled

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      100% of the allowed trade claim of such trade creditor, payable in equal annual installments over seven years. Under certain circumstances, the unpaid amount of a Note may be converted into the number of shares of Class A common stock that would have been distributed to such trade creditor had such amount been treated as an allowed general unsecured claim electing a stock distribution.

      Pursuant to the Plan, W&G's certificate of incorporation and bylaws were amended and restated in their entirety. As of the Effective Date, W&G was obligated under the Plan to issue 4.75 million shares of Class A common stock and 250,000 shares of Class B common stock. In addition, 1.2 million shares were reserved for issuance upon exercise of the Warrants.

      For financial reporting purposes, those liabilities and obligations whose disposition was dependent upon the outcome of the Chapter 11 case were segregated and reclassified as "liabilities subject to compromise" under reorganization proceedings on the consolidated balance sheet as of
      December 31, 1999. During the pendency of the Chapter 11 case, W&G discontinued accruing interest on the Notes. The net expense occurring as a result of the Chapter 11 filings and all reorganization efforts of W&G have been segregated from ordinary operations and reported as reorganization costs in the consolidated statement of operations for the year ended December 31, 1999.

(2)   OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (A)   OPERATIONS AND PRINCIPLES OF CONSOLIDATION

            Willcox & Gibbs, Inc. and subsidiaries is engaged principally in the distribution of replacement parts, supplies, and ancillary equipment to manufacturers of apparel, decorated products and other sewn products in the domestic and export markets. The accompanying consolidated financial statements include the accounts of the
            Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

      (B)   CASH AND CASH EQUIVALENTS

            Cash and cash equivalents consist of cash held in banks.

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      (C)   INVENTORIES

            Inventories are stated at the lower of cost or market. Cost is determined primarily by using the first-in, first-out method.

            The Company had a change in accounting estimate in the current year related to the calculation of reserve for obsolete inventories. The effect of this change in estimate on net income is not significant.

      (D)   PROPERTY AND EQUIPMENT

            Property and equipment are recorded at cost. Depreciation is provided primarily using the straight-line method over the following estimated useful lives of the respective assets:

                  Buildings                              40 years
                  Machinery and equipment            3 to 7 years
                  Furniture and fixtures             5 to 7 years


            Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

      (E)   DEFERRED FINANCING COSTS

            Deferred financing costs represent origination fees and other related costs incurred in connection with establishment of the Company's credit facilities and the issuance of its senior notes.

      (F)   INTANGIBLE ASSETS

            Intangible assets consist primarily of costs in excess of the fair value of net assets acquired in business combinations. Intangible assets are amortized on a straight-line basis over the expected periods to be benefited, generally 40 years. The Company assesses the recoverability of its intangible assets by determining whether the amortization of such balances over their remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of intangible assets may be

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                  Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



            impacted if estimated future operating cash flows are not achieved. At December 31, 1999, intangible assets were impaired due to decisions made by the Company to discontinue the sale of equipment stocked by the Company and the resulting cash flows were reduced as a result of this decision (see note 1).

      (G)   BOOK OVERDRAFTS

            Under the Company's cash management system, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes and are classified as book overdrafts in the accompanying consolidated balance sheets. There were no book overdrafts recorded as of December 31, 1999, due to the agreement with lenders and financial institutions related to debtor-in-possession financing.

      (H)   INCOME TAXES

            Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      (I)   FORWARD EXCHANGE CONTRACTS

            The Company, from time to time, enters into forward exchange contracts for foreign currency as a hedge against accounts payable denominated in a foreign currency. These contracts are used by the Company to minimize exposure and reduce risk from exchange rate fluctuations in the normal course of its foreign business. Gains and losses on forward exchange contracts are deferred and included in the measurement of foreign currency transaction gains and losses when realized. Cash provided and used for forward exchange contracts is included in the cash flows resulting from changes in trade accounts payable. No such contracts were outstanding at December 31, 1999 or 1998.

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      (J)   FOREIGN CURRENCY TRANSLATION

            The local currency has been used as the functional currency of the Company's subsidiaries located outside of the United States. Assets and liabilities denominated in foreign currency are translated from their respective foreign currencies into U.S. dollars using exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates in effect during the period. Translation gains and losses are included in stockholders' equity (deficit) as a component of accumulated other comprehensive income.

      (K)   FAIR VALUE OF FINANCIAL INSTRUMENTS

            The carrying value of all financial instruments except "liabilities subject to compromise" approximates fair value due to the short-term nature of such instruments, and the determination of fair value for "liabilities subject to compromise" is not practicable.

      (L)   INCOME (LOSS) PER SHARE

            Basic  income  (loss) per share is computed  by dividing  net income
            (loss) by the weighted-average number of shares of common stock outstanding during the year. Diluted income (loss) per share is computed by dividing net income (loss) by the sum of (1) the weighted-average number of shares of common stock outstanding during the period, (2) the dilutive effect of the assumed exercise of stock options using the treasury stock method, and (3) dilutive effect of other potentially dilutive securities.

      (M)   STOCK OPTIONS

            The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures for employee stock option grants made as if the fair-value-based method defined in SFAS No. 123, "Accounting for Stock-Based Compensation," had been applied.

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      (N)   COMPREHENSIVE INCOME

            Comprehensive income for the Company consists of net income (loss) and foreign currency translation adjustments, and is presented in the accompanying consolidated statements of stockholders' equity (deficit).

      (O)   USE OF ESTIMATES

            Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

      (P)   SALES RECOGNITION

            Sales are recognized upon shipment of the goods to the customer.

      (Q)   RECLASSIFICATIONS

            Certain reclassifications were made to the 1998 and 1997 accounts to conform to classifications adopted in 1999.

(3)   ACQUISITIONS

      Effective January 3, 1997, the Company acquired all the outstanding capital stock of Macpherson Meistergram, Inc. ("Macpherson"). Macpherson was primarily engaged in the distribution of embroidery equipment and supplies to the apparel industry. The aggregate purchase price consisted of $24.0 million in cash and the assumption of approximately $6.1 million of indebtedness and $6.4 million of trade payables. As a result of the transaction, the Company recorded approximately $21.1 million of intangible assets and $4.6 million of deferred financing costs. As result of management's decision to discontinue selling embroidery equipment, dispose of the Canadian division and due to the current year write-downs of accounts receivable, inventory, property, plant and equipment and other assets, the Company has recorded an impairment of the intangible assets in the amount of $19.9 million in 1999. The Company has also expensed the unamortized deferred financing costs related to this acquisition in the current year.

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      Also effective January 3, 1997, the Company acquired all the outstanding capital stock of Embroidery Leasing Corp., which changed its name to Emtex Leasing Corp. ("ELC"), a leasing affiliate of Macpherson, for approximately $0.9 million. As a result of the transaction, the Company recorded approximately $0.7 million of intangible assets. As a result of management's decision to dispose of the equipment leased by ELC and to discontinue selling the lease obligations owned by the Company, the Company recorded an impairment of the intangible assets in the amount of $0.7 million in the current year.

      Each of the acquisitions has been accounted for as a purchase transaction and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair market values at the date of acquisition. The results of operations of the acquired companies have been included in the accompanying consolidated financial statements as of the respective acquisition dates.

(4)   SALES OF ASSETS

      On May 4, 1999, the Company sold certain assets held for sale by Willcox & Gibbs, Ltd. for cash of approximately $1.8 million. A portion of the proceeds were used to repay the variable rate note payable by Willcox & Gibbs, Ltd. of approximately $1.1 million and substantially all other non-insider creditors. The result of this transaction was a net loss on disposal of approximately $0.5 million.

      Effective December 3, 1999, the Company sold certain assets of Geoffrey E. Macpherson Canada, Inc. for $0.9 million. The proceeds consisted of approximately $0.3 million of accounts payable owed by the Company to the purchaser which were canceled, $0.3 million was paid to the Company in cash and the remaining $0.3 million is payable to the Company through a six-month promissory note at 8% interest per annum, which was paid on June 1, 2000.

      Effective January 20, 2000, the Company sold certain assets of Macpherson for approximately $1.2 million, of which $0.5 million is payable to the Company through a 12-month note with 6% interest per annum and the remaining $0.7 million was paid on July 20, 2000 through a six-month note with 6% interest per annum. These assets are classified as assets held for sale at December 31, 1999.

(5)   REORGANIZATION ITEMS

      The effects of transactions and adjustments related to the Company's bankruptcy filing and subsequent reorganization related activities were as follows (dollars in thousands):

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


                                                      1999
                                                -----------------

      Impairment of assets:
        Goodwill related to acquisitions         $  22,498
         (see note 3)
        Impairment of assets from reorganization:
           Property, Plant and Equipment             1,776
           Inventory                                 8,039
           Receivables                               5,551
           Other                                     2,954
                                                -----------------

                                                 $  40,818
                                                =================

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



(6)   INVENTORIES

      Net inventories consist of the following at December 31, 1999 and 1998 (dollars in thousands):

                                            1999           1998
                                        ------------   ------------

     Parts and supplies                 $    14,274         29,869
     Machinery and equipment                  4,713         15,420
                                        ------------   ------------
                                        $    18,987         45,289
                                        ============   ============


(7)   PROPERTY AND EQUIPMENT

      Property and equipment consists of the following at December 31, 1999 and 1998 (dollars in thousands):


                                            1999           1998
                                        ------------   ------------

     Buildings and leasehold            $       737          1,242
       improvements
     Machinery and equipment                  3,498          4,651
     Furniture and fixtures                     856            900
                                        ------------   ------------
                                              5,091          6,793

     Less:  accumulated
       depreciation and
       amortization                           2,533          3,038
                                        ------------   ------------

     Net property and equipment         $     2,558          3,755
                                        ============   ============

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



(8)   REVOLVING LINE OF CREDIT

      At December 31, 1998, the Company had a Credit Agreement with its principal lenders which provided for a revolving credit facility through July 2001 of up to the lesser of (i) $22.0 million or (ii) 81% of eligible accounts receivable less outstanding letters of credit. Under the Credit Agreement, substantially all receivables of the Company were pledged as security. Borrowings under the facility bore interest at LIBOR or the bank's base rate plus the "Applicable Margin" depending on the Company's "Consolidated Total Debt to Adjusted EBITDA" ratio as defined in the Credit Agreement and 10.25% at December 31, 1998. The Company paid an annual fee of 0.5% of the total unused availability of the facility. The Company also paid an annual fee of 2% on outstanding letters of credit. Letters of credit approximating $1.2 million were outstanding at December 31, 1998.

      The Credit Agreement included various covenants, including restrictions on liens, capital expenditures, debt, dividends, and requirements that certain financial ratios be maintained. At December 31, 1998, the Company was not in compliance with various covenants.

      Effective February 5, 1999, the Company amended the Credit Agreement. This amended Credit Agreement: (i) increased the maximum amount which can be borrowed from $22.0 million to $23.0 million; (ii) modified the borrowing base to 81% of eligible accounts receivable plus 35% of eligible inventory less outstanding letters of credit; and (iii) accelerated the maturity of the facility to April 15, 1999. In addition, the lender did not waive the default resulting from the Company's failure to make its December 15, 1998 interest payment on the Notes (see note 1), but acknowledged that it would not assert its rights with respect to such default unless the Note holders asserted their rights under the senior notes indenture. The amended Credit Agreement did not cure all covenant violations which existed at December 31, 1998.

      In connection with the Company's and certain of its subsidiaries' voluntary petitions for reorganization under the Bankruptcy Code, the Company and certain subsidiaries entered into Debtor In Possession ("DIP") loan agreements on April 20, 1999 intended for borrowings during the bankruptcy proceedings and used the proceeds of loans thereunder to repay the Credit Agreement (see note 1).

      Under the DIP agreements, a revolving facility was established in the amount of $23.0 million, including a $5.0 million subfacility for letters of credit. Substantially all of the assets of the Company were pledged as security under the DIP agreement. The revolving facility contained select

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                  Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      financial covenants such as minimum earnings before interest, taxes, depreciation and amortization as well as a minimum fixed charged coverage ratio. Interest on this agreement was at the prime rate plus 2% or 10.5 % at December 31, 1999. Approximately $12.0 million in principal and interest and $1.3 million in letters of credit were outstanding under this agreement at December 31, 1999. At December 31, 1999 approximately $0.8 million was available for borrowings and letters of credit.

      At December 31, 1999, the Company was not in compliance with the select covenants under the DIP financing agreements, and no waiver of the covenants was obtained. The Company operated in default of these loans which were subsequently paid upon approval of the Plan (see note 1).

      On the Effective Date, the Company entered into a new credit agreement ("New Facility") with Banc of America Commercial Finance Corporation, as lender. The New Facility provides for revolving loans, letters of credit, bankers acceptances and other credit accommodations through April 28, 2003 of up to the lesser of (i) $23.0 million ($20 million effective April 29,
      2001) and (ii) the advance rate applicable to eligible accounts receivable, inventory and certain other collateral, subject to a sublimit of $4.0 million for letters of credit, bankers acceptances and other credit accommodations. At May 1, 2000, approximately $2.8 million was available under the New Facility and there were no letters of credit outstanding. Under the New Facility, substantially all of the assets of the Company are pledged as security. Borrowings under the New Facility bear interest at prime rate plus 0.75% per annum, which was 10.0% at May 1, 2000. The Company will pay a facility fee in the amount of approximately $0.1 million per year. The Company will also pay a $2,000 per month servicing fee and 0.25% per annum fee for unused credit.

      The New Facility includes various covenants including restrictions on capital expenditures, leases, purchase money security interests and consolidated cumulative net losses. At May 1, 2000, the Company was in compliance with these covenants.

(9)   LIABILITIES SUBJECT TO COMPROMISE UNDER REORGANIZATION PROCEEDINGS

      Certain pre-petition liabilities were approved by the Bankruptcy Court for payment during the pendency of the Chapter 11 proceedings. At December 31, 1999, these liabilities are included in trade accounts payable and accrued expenses and other liabilities. The remainder of the Company's pre-petition liabilities whose disposition was dependent upon that of the Chapter 11 proceedings are classified as liabilities subject to compromise in the accompanying consolidated balance sheet for December 31, 1999.

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      These liabilities are summarized as follows as of December 31, 1999 (dollars in thousands):

              Other unsecured creditors                    $    10,672
              12.25% Series B senior notes, including
                accrued, unpaid interest of $8,167, net         93,851
                of unamortized discount of $1,000
                                                             ------------

                                                            $  104,523
                                                             ============


(10)  LONG-TERM DEBT

      Long-term debt at December 31, 1999 and 1998 consisted of the following (dollars in thousands):

                                                         1999          1998
                                                      ----------    ----------

       12.25% Notes, due December 15, 2003, net of
         unamortized discount of $1,064 in 1998       $       --        83,937

       6.00% promissory note, principal and
         interest payable in quarterly
         installments of $50, with final
         installment due September 30, 1999                   --           192
       Variable rate U.K. note payable                        --           829
       Variable rate term loan, interest payable
         monthly, due upon confirmation of
         reorganization plan                               7,674            --
                                                      ----------    ----------
                                                           7,674        84,958
       Less current portion                                7,674        84,958
                                                      ----------    ----------
            Long-term debt, excluding current
            portion                                   $       --            --
                                                      ==========    ==========

      Effective January 3, 1997, the Company issued $85.0 million principal amount (less a discount of approximately $1.5 million) of 12.25% Notes which were due in December 2003. Interest on the Notes was payable semi-annually. The Company used the proceeds, in part, to retire its outstanding senior notes, to redeem common stock warrants for a total of $3.0 million, and to finance the acquisition of Macpherson. As result, the Company recorded an extraordinary loss from the extinguishment of debt
      (net of income tax benefit of approximately $0.1 million) in the accompanying 1997 financial statements.

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      In connection with the $85.0 million Notes issued on January 3, 1997, the Company entered into an indenture which provided that the Notes were unconditionally guaranteed by each of the U.S. subsidiaries of the Company. The indenture restricted the ability of the Company and its subsidiaries to incur additional indebtedness and issue preferred stock; pay dividends or other restricted payments; enter into sale/leaseback transactions; incur liens; enter into certain transactions with affiliates; apply net proceeds from certain asset sales; and assign, lease, convey, or otherwise dispose of substantially all of the assets of the Company. At December 31, 1998, the Company was in default of this indenture because the Company did not make the required interest payment due on December 15, 1998. As a result, the Notes, less the unamortized discount, have been classified as a current liability in the accompanying 1998 consolidated balance sheet. As discussed in note 1, the Company has exchanged shares of common stock for the forgiveness of this debt.

      The variable rate U.K. note payable was denominated in pound sterling and was an obligation of Willcox & Gibbs, Ltd., the Company's United Kingdom subsidiary. The note was subject to certain financial covenants, accrued interest at 2.25% plus the bank's prevailing base rate (8.25% at December 31, 1998), was payable in equal semi-annual installments through October 2000, and was secured by substantially all the assets of Willcox & Gibbs, Ltd. As discussed in note 20, in December 1998 management decided to discontinue the operations of Willcox & Gibbs, Ltd. As a result, the note payable has been classified as a current liability in the accompanying 1998 consolidated financial statements. As discussed in note 4, the Company repaid this note in May 1999.

      Effective April 20, 1999, in connection with the DIP financing, the Company obtained a term loan in the amount of $7.5 million. This loan is due upon consummation of the Plan on April 20, 2000. The interest rate is computed as the prime rate (as long as it exceeds 7.75%) plus 6.25% (14.75% at December 31, 1999) and is payable monthly. Up to 3.25% of the interest may be paid-in-kind which is added to the outstanding principal balance. The balance is secured by select assets of the Company such as cash, accounts receivable, and inventory. The loan agreement requires the Company to comply with certain financial covenants, including restrictions on liens, capital expenditures, debt, and requirements that certain financial covenants be met. At December 31, 1999, the Company was not in compliance with various covenants. This loan was paid upon emergence from bankruptcy on May 1, 2000.

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



(11)  INCOME TAXES

      Total income tax expense (benefit) for the years ended December 31, 1999, 1998, and 1997 was allocated as follows (dollars in thousands):


                                       1999        1998         1997
                                    -----------  ---------   -----------

    Income (loss) from
      continuing operations         $       --       2,320       (1,434)

    Extraordinary item                      --          --         (954)
                                    -----------  ---------   -----------

                                    $       --       2,320       (2,388)
                                    ===========  =========   ===========

      Income tax expense (benefit) attributable to continuing operations for the years ended December 31, 1999, 1998 and 1997 consists of the following (dollars in thousands):

                                       1999        1998         1997
                                    -----------  ---------   -----------

     Current:
       Federal                      $        --       (390)        (197)
       State                                 --         --          (23)
       Foreign                               --         (5)          33
                                    -----------  ----------  -----------
                                             --       (395)        (187)

    Deferred:
       Federal                               --      2,430       (1,116)
       State                                 --        285         (131)
                                    -----------  ----------  -----------
                                             --      2,715       (1,247)
                                    -----------  ----------  -----------

                                    $        --      2,320       (1,434)
                                    ===========  ==========  ===========

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      Actual income tax expense (benefit) attributable to continuing operations differs from expected income tax expense (benefit) - (computed by applying the U.S. federal statutory income tax rate of 34% to income (loss) before income taxes and extraordinary item) for the years ended December 31, 1999, 1998 and 1997 as follows (dollars in thousands):


                                   1999         1998         1997
                                -----------  -----------  -----------
     Computed "expected"
      income tax expense
      (benefit)                 $(19,971)      (9,406)      (1,600)
     Increase (decrease) in
      income taxes resulting
      from:
       Differing foreign tax
         rates                     2,568           37         (160)
       Nondeductible expenses      7,751          109          206
       State taxes, net of
         federal income tax
         benefit                      --          162         (102)
       Change in valuation
         allowance                11,776       11,397           --
       Other, net                 (2,124)          21          222
                                -----------  -----------  -----------

                                $     --        2,320       (1,434)
                                ===========  ===========  ===========

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                  Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are presented below (dollars in thousands):



                                                 1999         1998
                                              ----------   ----------
    Deferred tax assets:
      Accounts receivable, due to
       allowance for doubtful accounts        $   1,246          866
      Inventory, due to reserves for
       obsolescence and costs capitalized
       for tax purposes                           2,727          863
      Net operating loss carryforwards           19,901       10,216
                                              ----------   ----------
          Total deferred tax assets              23,874       11,945
                                              ----------   ----------

    Deferred tax liabilities:
      Accelerated depreciation and
      amortization                                 (670)        (508)
      Costs not yet expensed for book
      purposes                                      (31)         (40)
                                              ----------   ----------
          Total deferred tax liabilities           (701)        (548)
                                              ----------   ----------

                                                 23,173       11,397

    Valuation allowance for deferred tax
    assets                                      (23,173)     (11,397)
                                              ----------   ----------

          Net deferred tax asset              $      --           --
                                              ==========   ==========

      Income (loss) before income taxes and extraordinary item for the years ended December 31, 1999, 1998 and 1997 is composed of the following (dollars in thousands):

                                   1999          1998          1997
                               ---------------------------  -----------

    U.S.                       $  (53,786)      (25,540)      (5,935)
    Foreign                        (7,554)       (2,124)       1,229
                               ------------  -------------  -----------

                               $  (61,340)      (27,664)      (4,704)
                               ============  =============  ===========

      As of December 31, 1999 the Company had a valuation allowance of $23.2 million for deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      those temporary differences become deductible. At December 31, 1999, the Company has net operating loss carryforwards of approximately $52.3 million for federal and state income tax purposes which will begin to expire in 2013 if not utilized to offset future taxable earnings of the Company. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the nature of the temporary differences and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of these deductible differences.

      No provision is made for income taxes which may be payable if undistributed earnings of foreign subsidiaries were to be paid as dividends to the Company, since the Company intends that such earnings will continue to be invested in those countries. Foreign tax credits may be available as a reduction of United States income taxes in the event of such distributions.

(12)  PENSION BENEFITS AND OTHER EMPLOYEE BENEFIT PLANS

      The Company has a qualified noncontributory defined benefit pension plan covering substantially all of its domestic employees. The benefits are based on years of service and defined levels of compensation. The Company made annual contributions to the plan based on amounts determined by its actuaries until July 31, 1998, when the plan was curtailed whereby no employee shall become a participant in the plan after such date, and no participant's accrued benefits under the plan shall increase after such date.

      The change in benefit obligation, change in plan assets and reconciliation of funded status for 1999 and 1998 is summarized as follows (dollars in thousands):

                                                           1999           1998
                                                       -------------  -------------
      CHANGE IN BENEFIT OBLIGATION
        Benefit obligation at beginning of year             $8,852         8,743
         Service cost                                           --           215
         Interest cost                                         596           630
         Benefit payments                                     (358)         (344)
         Actuarial loss                                       (985)          570
         Plan curtailment                                       --          (962)
                                                       -------------  -------------

        Benefit obligation at end of year                   $8,105         8,852


                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                  Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      CHANGE IN PLAN ASSETS
        Fair value of plan assets at beginning of           $7,759         7,434
         year
         Actual return on plan assets                          607           248
         Employer contributions                                506           421
         Benefits paid                                        (358)         (344)
                                                       -------------  -------------

        Fair value of plan assets at end of year            $8,514         7,759

      RECONCILIATION OF FUNDED STATUS
        Funded status at end of year                        $  409        (1,093)
        Unrecognized actuarial (gain) loss                    (839)          135
                                                       -------------  -------------

         Accrued pension cost                               $ (430)         (958)
                                                       =============  =============

      In 1998, the Company also maintained a defined benefit plan for substantially all employees of its United Kingdom subsidiary. The plan was funded annually for the maximum amount permitted by local statute. The benefits were based on years of service and defined levels of compensation. In connection with the Plan (see note 1), the Company is no longer responsible for payment of the pension liability.

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


Net pension cost for the years ended December 31, 1999, 1998, and 1997 include the following components (dollars in thousands):

                               1999             1998                    1997
                             ---------  ----------------------  ----------------------
                                                     UNITED                  UNITED
                             DOMESTIC   DOMESTIC     KINGDOM    DOMESTIC     KINGDOM
                             ---------  ----------  ----------  ----------  ----------

     Service cost -
      benefits earned
      during the year       $     --         215         170         360         170
     Interest cost on
      projected benefit
      obligation                 596         630         259         587         237
     Expected return on
      plan assets               (617)       (570)       (245)       (533)       (208)
     Curtailment gain             --        (194)         --          --          --
                             ---------  ----------  ----------  ----------  ----------

        Net pension cost
         (income)           $    (21)         81         184         414         199
                             =========  ==========  ==========  ==========  ==========

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      Assumptions used in accounting for the pension plans as of December 31, 1999, 1998, and 1997 were as follows:


                                            DOMESTIC          UNITED KINGDOM
                                       1999    1998  1997   1999   1998   1997
                                       ----    ----  ----   ----   ----   ----
      Discount rates                    7.75%   7.0   7.5    N/A    9.0    9.0
      Rates of increase in
        compensation levels             N/A     4.5   4.5    N/A    8.0    8.0
      Expected long-term rate of
        return on assets                8.0     8.0   8.0    N/A    9.0    9.0

      The Company also maintains an unfunded, nonqualified supplemental retirement plan covering key employees. Included in accrued retirement benefits in the accompanying consolidated balance sheets at December 31, 1999 and 1998 is $1.1 million and $1.0 million, respectively, relating to this plan. Such amounts were determined using an assumed discount rate of 8%. No salary increase was assumed as the Company has frozen salaries at specified amounts. Net periodic supplemental retirement expense of approximately $0.1 million, $0.1 million and $0.1 million is included in the accompanying consolidated statements of operations for the years ended December 31, 1999, 1998 and 1997, respectively.

      In addition, the Company maintains the Willcox & Gibbs, Inc. Savings and Employee Stock Ownership Plan to provide eligible employees with an opportunity to purchase the Company's common stock through payroll deductions, which are matched by the Company, subject to certain limitations. Participants may also direct their contributions into any one, or combination of, available mutual fund investments. The purchase price of the Company's common stock is based on an independent appraisal of the value of the Company's shares at the subscription date. The Company's matching contributions vest at a rate of 20% for each year of service by the employee, with 100% vesting after five years of service. As of July 1, 1998, the Company indefinitely suspended purchases of Company common stock by plan participants and began matching participant contributions into selected mutual funds, subject to an annual maximum of $3,000 per participant. The Company's contribution to the plan, net of forfeitures, was approximately $0.2 million, $0.5 million, and $0.3
      million  for  the  years  ended   December  31,   1999,   1998  and  1997,
      respectively.

      The Company also had a 401(k) profit sharing plan covering substantially all full-time employees of Macpherson. The Company matched 25% of eligible employees' contributions up to 4% of the eligible employees' compensation for the year. The contribution to the plan was approximately $38,000 for

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      the year ended December 31, 1997. On January 1, 1998, the Company merged this plan with the Willcox & Gibbs, Inc. Savings and Employee Stock Ownership Plan.

(13)  STOCKHOLDERS' EQUITY (DEFICIT)

      In February 1996, the Company issued additional detachable warrants for 32,985 shares of Class C common stock in connection with a debt issuance. In connection with the issuance of the $85.0 million Notes on January 3, 1997 discussed in note 10, warrants for 110,818 Class C shares were repurchased and retired by the Company.

      The stated value of such Class A common shares was $10 per share for all transactions until January 1, 1998, when the stated value used became $1.75 per share.

      On May 1, 2000, in connection with the Plan (see note 1), the Company cancelled all outstanding shares of the predecessor and became obligated to issue new shares of Class A Common Stock (4,750,000 shares) and Class B Common Stock (250,000 shares).

(14)  STOCK OPTIONS

      On August 15, 1994, the Company adopted the Willcox & Gibbs, Inc. Stock Incentive Plan. Under the plan, options to purchase 41,250 shares were authorized in 1994 to be granted to key employees of the Company and in 1997 an additional 12,000 shares were authorized to be issued. All options granted through December 31, 1998 expired after ten years. The options were exercisable and vested at a rate of 20% per year of service from date of grant. The options were fully exercisable after five years of service from date of grant. Pursuant to the Plan, the Willcox & Gibbs, Inc. Stock Incentive Plan was terminated and all options granted under the Stock Incentive Plan have been canceled.

      Pro forma information has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No.
      123. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

               Risk-free interest rate                          6.00%
               Dividend yield                                    --
               Volatility factor of expected market price      15.00%
               Weighted-average expected life of option        8 years

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. As a result of the Company's bankruptcy filing (note 1), estimated pro forma amounts for the years ended December 31, 1999 and 1998 are not significant. The Company's pro forma information for the year ended December 31, 1997 follows (dollars in thousands):

      Net loss before pro forma effect of compensation
         expense recognition provisions of SFAS No. 123         4,827
      Pro forma effect of compensation expense
         Recognition provisions of SFAS No. 123                    47
                                                           ------------

      Pro forma net loss                                        4,874
                                                           ============

      Pro forma net loss per share:
         Basic                                            $      5.03
                                                           ============

         Diluted                                              $  5.03
                                                           ============

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      A summary of the Company's stock option activity and related information for the years ended December 31, 1999, 1998 and 1997 follows:

                                       1999                      1998               1997
                           -----------------------------  ------------------ ------------------
                                               WEIGHTED-
                                                AVERAGE
                                    WEIGHTED-  REMAINING           WEIGHTED-          WEIGHTED-
                                     AVERAGE    CONTRACT            AVERAGE            AVERAGE
                                     EXERCISE     LIFE              EXERCISE           EXERCISE
                           OPTIONS    PRICE     (YEARS)    OPTIONS   PRICE    OPTIONS   PRICE
                           -------    -----     -------    -------   -----    -------   -----

      Outstanding -
        beginning of year   47,800  $ 10.61       N/A       47,800 $ 10.61     36,500  $ 10.00
      Granted                   --       --       N/A            -       -     12,000    15.00
      Exercised                 --       --       N/A            -       -          -        -
      Forfeited                 --       --       N/A            -       -       (700)   10.00
                           -------  -------   -------      ------- -------     ------- -------

      Outstanding -
        end of year         47,800  $ 10.61       N/A       47,800 $ 10.61     47,800  $ 10.61

      Exercisable at end
        of year             41,800  $ 10.61       N/A       31,800 $ 10.61     21,800  $ 10.00

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



(15)  INCOME (LOSS) PER SHARE

      The following table sets forth the computations of basic and diluted income (loss), before extraordinary item, per share for the years ended December 31, 1999, 1998 and 1997 (dollars in thousands, except per share data):

                                    1999          1998          1997
                                ------------  ------------  ------------

     Numerator for basic and
       diluted loss per share     (61,340)      (29,984)       (3,270)
     Denominator:
       Denominator for basic
        loss per share -
        weighted-average
        shares outstanding      1,186,555     1,008,159       969,169
       Effect of dilutive
        securities:
        Employee stock
         options                       --            --            --
        Warrants                       --            --            --
                                ------------  ------------  ------------
       Denominator for
        diluted loss per
        share                   1,186,555     1,008,159       969,169
     Loss before
       extraordinary   item
       per share - basic           (51.69)       (29.74)        (3.37)
                                ============  ============  ============
     Loss before
       extraordinary   item
       per share - diluted         (51.69)       (29.74)        (3.37)
                                ============  ============  ============

      Employee stock options and warrants which were outstanding during 1999, 1998 and 1997 were excluded from the computation of diluted income (loss) per share because the effect would be antidilutive.

(16)  OPERATING SEGMENTS AND RELATED INFORMATION

      The Company has two reportable operating segments consisting of (a) Apparel and (b) Screen Printing distribution. Each segment represents a business unit that offers different products to dissimilar customer groups. These segments are managed separately due to the different economic characteristics, products, services and distribution methods relative to each segment. The Company evaluates the performance of its operating segments based upon revenues, gross profit and operating income.

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      Intersegment revenues are not significant. The accounting policies of the two reportable operating segments are the same as those described in note 2.

      The Apparel segment consists of the distribution of replacement parts, supplies and equipment, including embroidery and ancillary equipment, to apparel and other sewing products manufacturers and distributors. The segment is differentiated primarily by use of stitching equipment. The sale of embroidery equipment was discontinued in January 2000.

      The Screen Printing segment involved the sale of machinery and supplies utilizing a process by which designs are applied to fabric or other material using patterned screens. This segment distributes a comprehensive line of textile screen printing supplies, including inks, chemicals, emulsions, screen frames, screen mesh and other accessory items. The sale of screen printing equipment was discontinued in 1999.

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      Segment information for the years ended December 31, 1999, 1998 and 1997 follows (dollars in thousands):

                                       APPAREL    SCREEN PRINTING      TOTAL
                                       -------    ---------------      -----

         1999
         ----
         Revenues, net               $   123,398        10,092         133,490
         Gross profit                     35,116         2,076          37,192
         Selling, general &
            administrative expenses       40,351         3,279          43,630
         Operating loss                   (5,235)       (1,203)         (6,438)
         Total assets                     47,873         3,904          51,777
         Capital expenditures                968            --             968

         1998
         ----
         Revenues, net                $  155,679        17,774         173,453
         Gross profit                     48,694         1,524          50,218
         Selling, general &
            administrative expenses       43,308         8,846          52,154
         Other operating expenses          1,815        10,289          12,104
         Operating income (loss)           3,572       (17,612)        (14,040)
         Total assets                    113,674         7,834         121,508
         Capital expenditures                886            57             943

         1997
         ----
         Revenues, net                $  153,838        26,494         180,332
         Gross profit                     50,135         5,298          55,433
         Selling, general &
            administrative expenses       40,467         7,583          48,050
         Operating income (loss)           9,669        (2,286)          7,383
         Capital expenditures              1,753           214           1,967

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



(17)  FOREIGN OPERATIONS

      Following is a summary of geographic area information, as measured by the locale of revenue-producing operations, for the years ended December 31, 1999, 1998 and 1997 (dollars in thousands):

                             1999          1998           1997
                          ------------  ------------  -------------
      Net sales:
        United States     $   114,491       151,445        159,850
        Canada                  2,640         3,368          3,339
        United Kingdom          2,071         6,131          7,591
        Latin America          14,288        12,509          9,552
                          ------------  ------------  -------------
                          $   133,490       173,453        180,332
                          ============  ============  =============

      Net income
        (loss):
        United States         (53,786)      (27,867)        (5,739)
        Canada                   (128)           82             54
        United Kingdom         (5,620)       (2,449)           138
        Latin America          (1,806)          250            720
                          ------------  ------------  -------------
                          $   (61,340)      (29,984)        (4,827)
                          ============  ============  =============

      Identifiable
        assets:
        United States          45,707       107,393        124,646
        Canada                     43         1,006          1,216
        United Kingdom              -         5,561          7,536
        Latin America           6,027         7,548          6,414
                          ------------  ------------  -------------
                          $    51,777       121,508        139,812
                          ============  ============  =============

      Total sales to unaffiliated foreign customers were approximately $32.8 million, $42.2 million, and $44.0 million for the years ended December 31, 1999, 1998 and 1997, respectively.

(18)  SIGNIFICANT SUPPLIERS

      The Company is the exclusive distributor of genuine replacement parts in the United States for Pegasus Sewing Machine Mfg. Co., Ltd. ("Pegasus"), a Japanese sewing equipment manufacturer. The Company's distribution agreement with Pegasus extends through 2002 and automatically renews for successive two year periods unless notice of termination is given at least one year prior to December 31, 2002 or the end of any successive two year period of exclusivity. In order to maintain the exclusivity of the

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      Pegasus distribution agreements, the Company must meet certain performance targets. Historically, the Company has generally satisfied these requirements, although in certain prior years they were not satisfied and Pegasus waived such shortfalls. During the years ended December 31, 1999, 1998 and 1997, approximately 9%, 6% and 5%, respectively, of the Company's total purchases were from Pegasus.

      The Company is the exclusive distributor of genuine replacement parts in the United States for Pfaff AG ("Pfaff"), a German sewing equipment manufacturer. The Company's distribution agreement with Pfaff extends through 2003 and automatically renews in successive two year periods unless notice of termination is given at least one year before December 31, 2003 or before any two year period of exclusivity. During the years ended December 31, 1999, 1998 and 1997, approximately 3%, 5% and 4%, respectively, of the Company's total purchases were from Pfaff.

      In January 2000, the Company entered into an agreement with Barudan Company, Ltd. ("Barudan") and Barudan America to act in the United States as (1) the exclusive distributor of genuine Barudan embroidery equipment parts and Barudan towel hemming machines and parts, (2) the exclusive dealer of used Barudan embroidery machines and (3) the exclusive provider of lease financing for Barudan embroidery machines. The distribution agreement is until December 31, 2003. During the years ended December 31, 1999 and 1998, approximately 20% and 27% respectively, of the Company's total purchases were from Barudan and affiliated companies.

(19)  COMMITMENTS

      The Company has several noncancelable operating leases, primarily for buildings and equipment. These leases generally contain renewal options for periods ranging from three to seven years and require the Company to pay most executory costs such as maintenance and insurance.

      Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1999 are approximately (dollars in thousands):

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



               YEAR ENDING DECEMBER 31:
                 2000                                     $     842
                 2001                                           492
                 2002                                           375
                 2003                                           211
                 Thereafter                                   1,001
                                                           ----------

                                                          $   2,921
                                                           ==========

      Total rental expense for the years ended December 31, 1999,  1998 and 1997
      was   approximately   $2.0   million,   $2.1  million  and  $2.0  million,
      respectively.

(20)  RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

      During 1998, the Company effected a restructuring with respect to its screen printing segment, principally involving the departure from the Company of the former shareholders of Clinton and certain other employees and the discontinuance of the sale of screen printing equipment. As a result, the Company recorded a charge of $15.5 million in 1998. The charge included $1.8 million in severance benefits and other related costs, $8.5 million to write-off goodwill recorded when the Company acquired Clinton, as well as $5.2 million for the impairment of certain inventory and accounts receivable and other related costs. Of this amount, $10.3 million was reflected as other operating expenses, $2.8 million was charged to selling, general and administrative expenses and $2.4 million was charged to cost of goods sold.

      In December 1998, management decided to discontinue the operations of Willcox & Gibbs, Ltd., a subsidiary located in the United Kingdom. The Company intended to liquidate the related assets, which consisted primarily of inventory, accounts receivable, investments in joint venture arrangements, and property and equipment. As a result, the Company recorded an impairment of property and equipment and joint venture investments, revised its estimate of the recoverability of inventory and accounts receivable and recorded $2.0 million of expense in 1998. Of this amount, $1.1 million has been reflected as other operating expenses, $0.5 million has been recorded as cost of goods sold and $0.4 million has been charged to selling, general and administrative expenses. The estimated net realizable value of the assets subject to disposition is recorded as assets held for sale in the accompanying 1998 consolidated balance sheet. The Company liquidated such assets as discussed in note 4.

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
                             (Debtor-in-Possession)

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



      As a result of the Company's default on its Note indenture in December 1998 (note 10), the Company began to incur costs in an effort to implement a financial restructuring. As of December 31, 1998, such costs totaled $0.7 million and are reflected as other operating expenses.

(21)  OTHER SUBSEQUENT EVENTS

      On May 19, 2000, the Company entered into an agreement to exchange certain assets of Unity Sewing Supply for an amount payable upon subsequent sales of the inventory included in the assets. At December 31, 1999, the assets expected to be sold in connection with this agreement were included in assets held for sale totalling approximately $2.0 million. Charges related to reorganization items associated with this agreement of $7.1 million were recorded in the year ended December 31, 1999.

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheet

                             (Dollars in thousands)


                                                               POST-CONFIRMATION
                                                              SEPTEMBER 30, 2000
                                                              ------------------
                                                                  (unaudited)
ASSETS:

  Current assets:
     Cash                                                     $         1,670
     Trade accounts receivable, net of allowance
      for doubtful accounts of $5,360                                  12,522
     Inventories                                                       16,247
     Prepaid expenses and other current assets                          2,924
                                                              ------------------
         Total current assets                                          33,363
   Property and equipment, net                                          2,558
   Other assets                                                         4,201
                                                              ------------------
         Total assets                                                  40,122
                                                              ==================
LIABILITIES AND STOCKHOLDERS' EQUITY:
   Current liabilities:
       Revolving line of credit                               $        13,885
       Trade accounts payable                                           4,612
       Accrued expenses and other current
       liabilities                                                      5,792
                                                              ------------------
         Total current liabilities                                     24,289
  Accrued retirement benefits                                           1,508
  Other liabilities                                                     3,991
                                                              ------------------
         Total liabilities                                             29,788
                                                              ------------------
  Stockholders' equity:
     Common stock
        Class A, $.001 par value 15,500,000
         authorized, 4,750,000  issued and
         outstanding                                                        5
        Class B, $.001 par value 3,000,000
         authorized, 250,000  issued and
         outstanding                                                       --

     Additional paid-in capital                                        10,300
     Accumulated deficit                                                   63
     Accumulated other comprehensive income                               (34)
                                                              ------------------
         Total stockholders' equity                                    10,334
                                                              ------------------
                                                              $        40,122
                                                              ==================

    See accompanying notes to unaudited consolidated financial statements.

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES

                      Consolidated Statement of Operations

               For the Twenty-Two Weeks Ended September 30, 2000,
                        Seventeen Weeks Ended May 1, 2000
                    and the Nine Months Ended September 1999
                  (Dollars in thousands, except per share data)

                                   POST-
                               CONFIRMATION          PRE-CONFIRMATION
                                -----------     --------------------------
                                TWENTY-TWO       SEVENTEEN     NINE MONTHS
                                WEEKS ENDED     WEEKS ENDED       ENDED
                               SEPTEMBER 30,       MAY 1,     SEPTEMBER 30,
                                   2000             2000          1999
                                -----------     -----------    -----------
                                (Unaudited)     (Unaudited)    (Unaudited)
                                -----------     -----------    -----------
Net sales                       $   32,913          28,451        108,166
Cost of goods sold                  22,163          18,780         77,021
                                -----------     -----------    -----------
   Gross profit                     10,750           9,671         31,145

Selling, general, and
 administrative expenses             9,751          10,037         33,198
                                -----------     -----------    -----------
   Operating income (loss)             999            (366)        (2,053)

Other income (expense):
   Interest expense
    (contractual amount of
    interest is $7,810 in
    1999)                             (885)           (855)        (5,682)
   Other, net                            7             130             10
                                -----------     -----------    -----------
     Income (loss) before
      reorganization
      items, income taxes
      and extraordinary items          121          (1,091)        (7,725)

Reorganization items
     Impairment of assets due
      to reorganization                  -             439          1,905
     Professional fees
     Fees related to                     -           2,978          2,787
      Debtor-in-Possession
      financing                          -               -          1,214
                                -----------     -----------    -----------
      Loss before income
       taxes and extraordinary
       items                           121          (4,508)       (13,631)


Income tax expense                      58               -              -
   Income (loss) before
                                -----------     -----------    -----------
    extraordinary items                 63          (4,508)       (13,631)


Extraordinary gain on debt
 discharge, net of tax expense
 of $0                                   -          90,191              -
                                -----------     -----------    -----------
   Net income (loss)            $       63          85,683        (13,631)
                                ===========     ===========    ===========

Basic income (loss) per share
   Income (loss) before
    extraordinary item          $      .01           (3.80)        (11.49)
   Extraordinary item, net               -           76.01              -
                                -----------     -----------    -----------
      Net income (loss)         $      .01           72.21         (11.49)
                                ===========     ===========    ===========

Diluted income (loss) per
 share
   Income (loss) before
   extraordinary item           $      .01           (3.80)        (11.49)
   Extraordinary item, net               -           76.01              -
                                -----------     -----------    -----------
      Net income (loss)         $      .01           72.21         (11.49)
                                ===========     ===========    ===========

    See accompanying notes to unaudited consolidated financial statements.

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES

                      Consolidated Statement of Cash Flows
               For the Twenty-Two Weeks Ended September 30, 2000,
                       Seventeen Weeks Ended May 1, 2000
                    and the Nine Months Ended September 1999
                             (Dollars in thousands)

                                            POST-CONFIRMATION               PRE-CONFIRMATION
                                            -------------------    ------------------------------------
                                             TWENTY-TWO WEEKS      SEVENTEEN WEEKS       NINE MONTHS
                                            ENDED SEPTEMBER 30,         ENDED               ENDED
                                                   2000              MAY 1, 2000     SEPTEMBER 30, 1999
                                               (Unaudited)           (Unaudited)         (Unaudited)
                                            -------------------    ---------------   ------------------
Cash flows from operating activities:
  Net income (loss)                            $    63                 85,683             (13,631)
  Adjustments to reconcile net income
   (loss) to net cash provided by (used in)
   operating activities:
   Depreciation and amortization of
    property and equipment                         171                    269                 894
   Provision for losses on accounts
    receivable                                       -                      -                 397
   Amortization of deferred financing costs          -                      -                 487
   Amortization of intangible assets                 -                      -                 456
   Amortization of debt discount                   178                      -                  64
   Extraordinary gain on debt
    extinguishments, net                             -                (90,191)                  -
   Impairment of assets held for sale                -                    439               1,614
   Changes in operating assets and
    liabilities, net of effects  of
    business acquisitions:
      Trade accounts receivable                    367                  4,631                (555)
      Inventories                                1,649                  1,091              11,688
      Prepaid expenses and other current
       assets                                      510                    (23)              1,228
      Other assets                               2,437                    229              (1,091)
      Trade accounts payable and other
       liabilities                              (2,687)                 1,074              (6,873)
                                            -------------------    ---------------   ------------------
        Net cash provided by (used in)
         operating activities                    2,688                  3,202              (5,322)
                                            -------------------    ---------------   ------------------

Cash flows from investing activities:
  Capital expenditures                            (243)                  (197)               (799)
  Proceeds from sale of assets                       -                      -               1,750
  Assets held for sale                             169                    867                 914
                                            -------------------    ---------------   ------------------
        Net cash provided by (used in)
         investing activities                      (74)                  (670)              1,865
                                            -------------------    ---------------   ------------------

Cash flows from financing activities:
  Net proceeds from revolving line of
   credit                                       (1,634)                (4,322)              6,344
  Decrease in book overdraft                         -                      -              (2,157)
  Proceeds from other debt                           -                 15,518              21,973
  Principal payments on long-term debt               -                      -                 (95)
  Extinguishment of debt                             -                (15,315)            (22,692)
                                            -------------------    ---------------   ------------------
        Net cash provided by (used in)
         financing activities                   (1,634)                (4,119)              3,373
                                            -------------------    ---------------   ------------------

Effect of exchange rate changes in cash            (34)                    12                 (33)
                                            -------------------    ---------------   ------------------

        Net change in cash                     $   946                   (235)               (117)
                                            ===================    ===============   ==================


Cash at beginning of year                          724                    959               1,135
                                            -------------------    ---------------   ------------------
Cash at end of year                              1,670                    724               1,018
                                            ===================    ===============   ==================

Supplemental disclosure of cash flow
 information - cash paid
 during the year for:
     Interest                                  $   568                  1,062                 875
                                            ===================    ===============   ==================
     Income taxes, net of refunds              $     -                   (365)                 14
                                            ===================    ===============   ==================

    See accompanying notes to unaudited consolidated financial statements.

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    FRESH-START REPORTING

            On April 20, 1999, Willcox & Gibbs, Inc. (the "Company" or "W&G") and its domestic subsidiaries each filed voluntary petitions for protection and reorganization under Chapter 11 of the Bankruptcy Code ("Chapter 11") with the U.S. District Court for the District of Delaware (the "Bankruptcy Court"). The Company filed a plan of reorganization (the "Plan") to consummate a financial restructuring that had been negotiated by the Company, certain of its major creditors and certain holders of the Company's outstanding 12.25% Series B Senior Notes (the "Notes"), which was confirmed by the Bankruptcy Court on April 3, 2000 and became effective on May 1, 2000 (the "Effective Date"). The Company was operating as debtor-in-possession subject to the supervision of the Bankruptcy Court until May 1, 2000.

            For financial reporting purposes, the effective date of the Company's emergence from Chapter 11 was assumed to be May 1, 2000. In accordance with AICPA Statement of Position 90-7, FINANCIAL REPORTING BY ENTITIES IN REORGANIZATION UNDER THE BANKRUPTCY CODE (SOP 90-7), the Company adopted "fresh-start reporting" and reflected the effects of such adoption in the financial statements as of and for the periods subsequent to May 1, 2000, and for the seventeen weeks then ended. The financial statements as of May 1, 2000, have been separated from prior period amounts by a bold line to signify that the balance sheet, statement of operations, and statement of cash flows after May 1, 2000, are those of a new reporting entity and have been prepared on a basis not comparable to prior periods.

            The reorganization value of the Company was determined by management in consideration of several factors and by reliance on various valuation methods, including discounted cash flows, cash flow multiple ratios, and other applicable ratios. Reorganization value generally approximates fair value of the entity before considering liabilities and approximates the amount a buyer would pay for the assets of the entity after the restructuring. Based on information from parties in interest and from the Company's financial advisors, the total reorganization value of the Company was $10.3 million, determined using the present value of discounted cash flows of the reorganized Company.

            The  primary  valuation   methodology   employed  to  determine  the
reorganization value of the Company was a net present value approach. The estimated unleveraged reorganization value of the Company was computed using a discounted cash flow analysis. Contained within that analysis were the present values of (i) the discounted projected free cash flows of the Company through fiscal year 2004, (ii) the discounted terminal value of the Company at the end of that 2004 fiscal year, and (iii) projected excess cash on hand at the Effective Date. For purposes of discounting values, a discount rate of 15% was utilized throughout the analysis. The terminal value was computed by multiplying the Company's projected operating cash flow in the 2004 fiscal year times a cash flow market multiple of 5.5, which serves as an estimate of the cash flow stream of the Company in perpetuity.

            All payments and distributions required by the Plan to be made by the Company in respect of prepetition claims against the Company have been made or provided for in the accompanying consolidated balance sheet, and no further recourse to the Company may be had by any person with respect to any prepetition claims.

            The value of cash distributed, new equity securities issued, and liabilities assumed was $90.2 million less than the allowed claims of $104.5 million and the resulting gain was recorded as an extraordinary item. The following plan of reorganization recovery analysis table summarizes the adjustments required to record the reorganization and the issuance of the various securities in connection with the implementation of the Plan (dollars and shares in thousands):

                                                   RECOVERY
                                    ---------------------------------------
                    ELIMINATION                CLASS A   CLASS B
                      OF DEBT       SURVIVING  COMMON     COMMON    TOTAL
                    AND EQUITY      LIABILITIES STOCK     STOCK    RECOVERY
                 ------------------ --------- ---------- --------- --------

Pre-petition
liabilities:

Senior
subordinated
notes including
interest of
$8,167           $ 93,851  (85,812)       --     8,039        --     8,039
Trade claims
including
reserve of
Class A common
stock of 1,550
for future
claims             10,672   (4,379)    4,542     1,751        --     6,293
                 --------- -------- --------- ---------- --------- --------

Liabilities
subject to
compromise       $104,523  (90,191)    4,542     9,790        --    14,332
                 --------- -------- --------- ---------- --------- --------

Common stock       12,337  (11,822)       --        --       515       515
Accumulated
deficit            (9,265)   9,265        --        --        --        --
                 --------- -------- --------- ---------- --------- --------

                 $107,595  (92,748)    4,542      9,790      515    14,847
                 ========= ======== ========= ========== ========= ========

            The effect of the Plan on the Company's consolidated balance sheet as of May 1, 2000 is as follows (dollars in thousands):

                                    ADJUSTMENTS TO RECORD PLAN OF REORGANIZATION
                                ----------------------------------------------------
                                                  TRADE CREDITOR     FRESH-START
                                                       AND          REPORTING AND
                                   PRIOR TO            DEBT        REORGANIZATION      AFTER
                                REORGANIZATION       DISCHARGE       ADJUSTMENTS   REORGANIZATION
                                --------------    --------------   --------------  --------------
  Assets:
    Current assets:            $
     Cash                               724             --               --                724
     Trade receivables               12,889             --               --             12,889
     Inventories                     17,896             --               --             17,896
     Prepaid expenses and             3,434             --               --              3,434
     other
     Assets held for sale             2,149             --               --              2,149
                                --------------    --------------   --------------  --------------
              Total current
              assets                 37,092             --               --             37,092

    Property and equipment,
    net                               2,486             --               --              2,486
    Intangible assets                    --             --               --                 --
    Other assets                      4,658             --               --              4,658
                                --------------    --------------   --------------  --------------
              Total assets     $     44,236             --               --             44,236
                                ==============    ==============   ==============  ==============


                                    ADJUSTMENTS TO RECORD PLAN OF REORGANIZATION
                                ----------------------------------------------------
                                                  TRADE CREDITOR     FRESH-START
                                                       AND          REPORTING AND
                                   PRIOR TO            DEBT        REORGANIZATION      AFTER
                                REORGANIZATION       DISCHARGE       ADJUSTMENTS   REORGANIZATION
                                --------------    --------------   --------------  --------------

  Liabilities and
  Stockholders' Equity:
    Current liabilities:
     Accounts payable          $      3,495             --              --               3,495
     Revolver                        15,519             --              --              15,519
     Accrued expenses and
     other liabilities                8,849            729(a)           --               9,578
                                --------------    --------------   --------------  --------------
              Total current
              liabilities            27,863            729              --              28,592

    Liabilities subject to
       settlement under
       reorganization
       proceedings                  104,523       (104,523)             --                  --
    Deferred income taxes                --             --              --                  --
    Other noncurrent
    liabilities                       1,526          3,813(d)           --               5,339
                                --------------    --------------   --------------  --------------
              Total
              liabilities           133,912        (99,981)             --              33,931
                                --------------    --------------   --------------  --------------

    Stockholders' equity:
     Common stock - old              10,337             --         (10,337)(b)              --
     Common stock - new                  --              5(c)           --(c)                5
     Additional
     paid-in-capital                  2,000          9,785(c)       (1,485)(c),(b)      10,300
     Accumulated deficit            (99,456)        90,191           9,265                  --
     Other comprehensive loss        (2,557)            --           2,557                  --
                                --------------    --------------   --------------  --------------

              Total
              stockholders'
              equity
              (deficit)             (89,676)        99,981              --              10,305
                                --------------    --------------   --------------  --------------

              Total
              liabilities
              and
              stockholders'
              equity           $     44,236             --              --              44,236
                                ==============    ==============   ==============  ==============

      (a)To reflect cash distributions at closing pursuant to the Plan.
      (b)To reflect the effects of fresh-start reporting.
      (c)To reflect the issuance of the Class A and Class B common stock.
      (d)To reflect liabilities assumed pursuant to the Plan.

2.    ORGANIZATION AND BASIS OF PRESENTATION

            The accompanying unaudited consolidated financial statements of Willcox & Gibbs, Inc. and subsidiaries (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the twenty-two weeks and three months ending September 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

3.    INCOME (LOSS) PER SHARE

            The following table sets forth the computation of income (loss) per share, before extraordinary item, for the twenty-two weeks ended September 30, 2000, the seventeen weeks ended May 1, 2000, the nine months ended September 1999. The computation of weighted average common shares and common shares equivalents on a fully diluted basis is the same as on the primary basis since the average and ending market price used in the computation is the same (dollars in thousands, except per share data):

                            POST-
                        CONFIRMATION              PRE-CONFIRMATION
                        -------------   ------------------------------------

                         TWENTY-TWO
                         WEEKS ENDED    SEVENTEEN WEEKS    NINE MONTHS ENDED
                        SEPTEMBER 30,     ENDED MAY 1,       SEPTEMBER 30,
                        -------------   ---------------    -----------------
                            2000              2000              1999
                        -------------   ---------------    -----------------

NUMERATOR FOR BASIC
  AND DILUTED INCOME
  (LOSS) PER SHARE
  BEFORE
  EXTRAORDINARY ITEM    $       63            (4,508)          (13,631)
                        =============   ===============    =================

DENOMINATOR FOR BASIC
   AND DILUTED INCOME
   (LOSS) PER
   SHARE-WEIGHTED
   AVERAGE SHARES
   OUTSTANDING           5,000,000         1,186,555         1,186,555
                        =============   ===============    =================

INCOME (LOSS) PER SHARE $      .01             (3.80)           (11.49)
                        =============   ===============    =================

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Willcox & Gibbs, Inc.:

            Under date of July 31, 2000, we reported on the consolidated balance sheets of Willcox and Gibbs, Inc. and subsidiaries (the "Company") as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1999, which are included in the Form 10. In connection with our audits of the aforementioned consolidated financial statements we also audited the related consolidated financial statement schedule in the Form 10. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

            In our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

            The audit report on the consolidated financial statements of the Company referred to above contains an explanatory paragraph that states that the Company has defaulted on its Series B senior notes, has a net capital deficiency, and has filed voluntary petitions for protection and reorganization under Chapter 11 of the Bankruptcy Reform Act of 1978, as amended, that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statement schedule included in the registration statement does not include any adjustments that might from the outcome of this uncertainty.

            The audit report on the consolidated financial statements of the Company referred to above contains an explanatory paragraph that states that on May 1, 2000 the Company emerged from bankruptcy and the Company accounted for the reorganization as of this date and adopted fresh start reporting in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, FINANCIAL REPORTING BY ENTITIES IN REORGANIZATION UNDER THE BANKRUPTCY CODE. As a result, the financial information subsequent to this date represents the reorganized entity and is, therefore, not comparable to the consolidated financial statement schedule for periods prior to the Company's emergence from bankruptcy.


                                    KPMG LLP

Atlanta, Georgia
July 31, 2000

                     WILLCOX & GIBBS, INC. AND SUBSIDIARIES

                 Schedule II - Valuation and Qualifying Accounts
                             (Dollars in thousands)



                                                 ADDITIONS
                                          ------------------------
                              BALANCE AT  CHARGED TO   ALLOWANCE   DEDUCTIONS   BALANCE
                               BEGINNING   COSTS AND  OF ACQUIRED     FROM      AT END
                               OF PERIOD   EXPENSES   SUBSIDIARIES  RESERVES   OF PERIOD
                              ----------  ----------  ------------ ----------  ---------

Year ended December 31, 1999
   -allowance for doubtful
   accounts                      $5,451      3,112          -         1,922      6,641

Year ended December 31, 1998
   -allowance for doubtful
   accounts                      $4,315      1,812          -           676      5,451

Year ended December 31, 1997
   -allowance for doubtful
   accounts                      $2,419      1,594        780           478      4,315

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

            Not applicable.


ITEM 15.    FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS AND SCHEDULES

            The financial statements and supplementary financial information and schedules included in this Report are listed in the introductory portion of Item 13.

EXHIBITS

            The Index to Exhibits to this Report is incorporated herein by reference. For convenience of reference, exhibits are listed according to numbers assigned in the exhibit tables of Item 601 of Regulation S-K under the Securities Exchange Act of 1934 and management contracts or compensatory plans are indicated by an asterisk.

                                   SIGNATURES

            Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 9, 2001

                                          WILLCOX & GIBBS, INC.


                                          By:        /s/ John K. Ziegler
                                             -----------------------------------
                                                       John K. Ziegler
                                                   CHAIRMAN OF THE BOARD,
                                                 CHIEF EXECUTIVE OFFICER AND
                                                          DIRECTOR

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
------                            -----------

  3.1    Third Amended and Restated  Certificate of  Incorporation  of Willcox &
         Gibbs, Inc.

  3.2    Bylaws of Willcox & Gibbs, Inc.

  4.1    Rights Agreement, dated as of May 1, 2000, between the Company and HSBC
         Bank USA, as Rights Agent.

  10.1   Loan and  Security  Agreement,  dated  April 28,  2000,  among  Banc of
         America Commercial Finance  Corporation  through its Commercial Funding
         Division, the Company and the subsidiaries of the Company named therein.

  10.2 Warrant Agreement, dated as of May 1, 2000, between the Company and the Company, as Warrant Agent.

  10.3   Registration  Rights  Agreement,  dated as of May 1,  2000,  among  the
         Company, George E. Batchelor, UBS Warburg LLC and Alma and Gabe Elias.

  10.4   Amended Employment Contract,  dated May 1, 2000, among Willcox & Gibbs,
         Inc., and WG Apparel, Inc. and John K. Ziegler, Sr.*

  10.5   Amended Employment Contract,  dated May 1, 2000, among Willcox & Gibbs,
         Inc., and WG Apparel, Inc., and Leadtec Systems, Inc. and Jack Klasky.*

  10.6   Amended Employment Contract,  dated May 1, 2000, among Willcox & Gibbs,
         Inc., and WG Apparel, Inc. and Maxwell Tripp.*

  10.7   Amended Employment Contract,  dated May 1, 2000, among Willcox & Gibbs,
         Inc., and WG Apparel, Inc. and John K. Ziegler, Jr.*

  10.8   Pegasus Sewing  Machine Mfg. Co., Ltd.  Distribution  Agreement,  dated
         January 1, 1995,  between Pegasus Sewing Machine Mfg. Co., Ltd. and WG,
         Inc., as amended as of June 8, 1995.

  10.9   Distribution  Agreement,  dated as of February 15,  2000,  between G.M.
         Pfaff AG and Willcox & Gibbs, Inc.

  21.1   Subsidiaries of Willcox & Gibbs, Inc.

  27.1   Financial Data Schedule -- Filed with EDGAR copy only.